UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE
ACT OF 1934

For the Month of September 2003

EDP- Electricidadé de Portugal

Praça Marquês de Pombal, 12
1250-162  Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Financial Results

1H2003

Investor Relations
Department

Pedro Pires, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Tel:  +351 21 001 2834

Fax:  +351 21 001 2899

Email: ir@edp.pt

Site:   www.edp.pt

Reuters:	EDPP.IN / EDP.N
Bloomberg:	EDP PL / EDP US

Lisbon, 3 September 2003

EDP - Electricidade de Portugal, S.A.   Headquarters: Praça Marquês de Pombal,12   1250-162 Lisboa    Portugal

1H2003 Financial Results

€ m	1H2003	1H2002	r%

Operating Revenues	3,345.7	3,064.0	9.2%
Operating Costs	2,468.0	2,318.0	6.5%
EBITDA	877.7	746.0	17.6%
Operating Results	406.8	353.3	15.2%
Financial Results	(182.5)	(119.7)	-52.5%
Extraordinary Results	59.4	48.2	23.2%
Net Income	182.0	230.6	-21%
Earnings per share	0.061	0.077	-21.1%

Cash Flow (1)	652.9	623.4	4.7%
Adjusted Cash Flow (2)	696.9	560.8	24.3%

Operating Investment	342.8	447.0	-23.3%

Financial Debt	8,003.1	7,994.1	0.1%

Net Debt	7,860.3	7,780.1	1.0%

€ m	rHC	r Escelsa	r Enersul	1H2003(3)	1H2002	r%

Operating Revenues	228.8	124.7	72.2	2,919.9	3,064.0	-4.7%
Operating Costs	179.1	94.2	51.7	2,142.9	2,318.0	-7.6%
EBITDA	49.6	30.6	20.5	777.0	746.0	4.2%
Operating Results	26.9	15.7	10.7	353.6	353.3	0.1%

General Indicators	1H2003	1H2002	r%
Number of electricity clients
Portugal	5,689,406	5,599,555	1.6%
Hidrocantábrico (4)	557,686	544,101	2.5%
Brazil	2,797,941	2,739,368	2.1%

Electricity sales (GWh)
Portugal	19,000	18,681	1.7%
Hidrocantábrico (4)	5,805	5,543	4.7%
Brazil	9,165	9,422	-2.7%

Number of employees in the core business
Portugal	8,977	9,391	-4.4%
Hidrocantábrico (4)	1,383	1,346	2.7%
Brazil	3,640	3,745	-2.8%

The EDP Group reported a significant growth at the operating level in the first half of 2003. EBITDA increased by €131.7 million or 18%, and EBIT was up €53.6 million or 15%. The change in the Group’s consolidation perimeter was an important reason for this increase in EBITDA. Hidrocantábrico contributed an additional €49.6 million, while Escelsa and Enersul added €30.6 million and €20.5 million respectively.

If we exclude this effect, the Group’s EBITDA increased by a solid 4% or €31.0 million. The generation subsidiary EDP Produção contributed €9.7 million as a result of the company’s successful effort in maintaining operating costs strictly under control. ONI had a positive impact of €22.4 million due to the increase in voice traffic, lower interconnection tariffs, rigorous cost cutting and the closure of its mobile venture ONI Way. The positive contribution of the abovementioned businesses was partly offset by Bandeirante’s €11.5 million fall in EBITDA due to the devaluation of the Real. In local currency terms, the company’s EBITDA was up 18%.

The Group’s EBIT improved by €53.6 million or 15%. The “new subsidiaries” contributed €53.3 million. However, consolidated EBIT was negatively affected by higher amortisation charges and an increase in provisions at EDP Distribuição. The poor economic environment led to a €14.0 million increase in provisions of which €7.2 million relate to the higher level of doubtful debtors and a further €7.3 million relate to interest charged but not yet received on overdue electricity bills. The anticipated improvement in the economic environment will reverse this situation.

(1) Cash flow = Net Income + Depreciation + Provisions

(2) Adjusted Cash flow = Cash Flow + Tariff Adjustment + Hydrological Correction + Hydrological Account Interest

(3) Excluding the changes in the consolidation perimeter

(4) Hidrocantábrico is proportionally consolidated in accordance with EDP’s stake in Hidrocantábrico (40%). Figures presented above correspond to Hidrocantábrico 100%.

Note: The accounts presented in this document are non-audited.

Results Overview

Revenues (€ m)	1H2003	1H2002	r%

EDP Produção	643.6	726.2	-11.4%
EDP Distribuição	1,788.3	1,727.7	3.5%
Hidrocantábrico	280.1	51.4	—
Bandeirante	226.6	345.4	-34.4%
Escelsa	124.7	—	—
Enersul	72.2	—	—
Telecoms	161.7	149.2	8.4%
Information Technology	95.2	113.8	-16.3%
Other & Adjustments	(46.8)	(49.7)	5.7%

Consolidated	3,345.7	3,064.0	9.2%

EBITDA (€ m)	1H2003	1H2002	r%

EDP Produção	407.6	398.0	2.4%
EDP Distribuição	265.1	266.8	-0.6%
Hidrocantábrico	61.9	12.3	—
Bandeirante	31.9	43.4	-26.5%
Escelsa	30.6	—	—
Enersul	20.5	—	—
Telecoms	(2.5)	(24.9)	90.0%
Information Technology	21.1	21.5	-1.7%
Other & Adjustments	41.4	29.0	42.7%

Consolidated	877.7	746.0	17.6%

EBIT (€ m)	1H2003	1H2002	r%

EDP Produção	284.6	276.2	3.0%
EDP Distribuição	50.1	74.8	-33.0%
Hidrocantábrico	33.4	6.6	—
Bandeirante	13.8	27.3	-49.3%
Escelsa	15.7	—	—
Enersul	10.7	—	—
Telecoms	(38.4)	(58.1)	34.0%
Information Technology	9.5	12.5	-23.8%
Other & Adjustments	27.4	14.0	95.0%

Consolidated	406.8	353.3	15.2%

Cost control is still a key management target. In the first half of this year supplies and services on a consolidated basis, stripping out the impact of first time consolidations, went down by 3%. Personnel costs were down 1%. EDP will continue to focus on cost cutting through operational savings and personnel reduction particularly now that an agreement has been reached with the regulator. Up to €485.7 million of the costs incurred in a dowsizing program for 2003 and 2004 will be passed through to the electricity tariff over the next 20 years as from 2005. This will allow the company to implement a thorough modernization program in order to reach the desired efficiency levels.

EDP’s pre-tax profit was flat at €283.7 million following a 53% or €62.9 million net increase in financial charges versus the first half of 2002. Once again, the change in the consolidation perimeter was key. It had an impact on net interest costs of €28.1 million and €24.6 million in increased goodwill amortisation. The balance is due to the increase in debt at the holding level following the acquisition of the 40% stake in Hidrocantábrico and the first time appropriation of the accumulated losses since 2000 (€7.2 million) from Electra (Cabo Verde’s distribution company in which the Group owns 30.6%).

Despite the Group’s good operating performance, net profit for the period decreased from €230.6 million in the 1H2002 to €182.0 million. There were several one-offs in the tax items.

The apparent tax rate went up from 30% to 39% or €25.4 million in absolute terms compared to the same period last year. The taxable base was negatively impacted by the increase in goodwill and the change in the consolidation method of Escelsa and Enersul. However the biggest impact was due to a €30 million swing over the previous years’ tax estimate: (i) €22,7 million less in 1H2002 relative to an over-estimation of 2001 taxes and : (ii) an additional €7,7 million in 1H2003 due to an under-estimation of 2002 taxes. This is a one-off item.  Minorities were €25.1 million lower due lower net losses at Oni and the positive contribution of the Brazilian subsidiaries following their full consolidation.

Investments and Financial Debt

Operating Investments (€ m)	1H2003	YE2002	1H2002

EDP Produção	86.8	286.4	113.7

EDP Distribuição	141.2	371.2	137.8
(-) Subsidies in cash	28.5	56.9	29.1
(-) Edinfor asset transfer	—	80.5	38.4
(=) EDP Distribuição cash investments	112.7	233.8	70.2

Hidrocantábrico (40%)	33.2	84.8	30.8

Brazil	68.3	202.8	96.9

Telecoms	18.2	312.0	95.0

Information Technology	18.1	41.8	23.8

Other	5.4	53.9	16.6

Total	342.8	1,215.4	447.0

Financial Debt (€ m)	1H2003	YE2002	1H2002

Holding (1)	5,783.9	5,879.4	4,785.1

EDP Produção	67.6	69.1	71.4

EDP Distribuição	—	—	—

Hidrocantábrico (40%)	805.8	816.6	799.7

Brazil	631.4	550.2	226.1

Telecoms	675.0	622.1	589.8

Information Technology	22.6	25.6	34.7

Other	16.8	31.0	0.2

Total Financial Debt	8,003.1	7,994.1	6,507.0
Cash and cash equivalents	142.8	214.0	40.4

Net Debt	7,860.3	7,780.1	6,466.6

Operating investment totalled €342.8 million in the 1H2003. If we exclude ONI Way’s investment in the 1H2002 (€66.0 million), operating investment would have gone down 10.0%.

EDPP invested an extra €38.5 million in the new TER CCGT and €14.7 million in the expansion of the Venda Nova hydro power plant. EDPP also invested €6.5 million through Enernova (wind power generation) in adding 18MW installed capacity to the Serra do Barroso (12MW - 6 wind turbines) and Cabeço da Rainha (6MW – 3 wind turbines) wind farms. Most of this capacity (90%) became available during the first half of 2003 but has not yet began operating. The company plans to invest around €400 million in 550MW of new wind generation capacity until 2008.

The bulk of recurring investment at EDPD was related to the expansion and improvement of the distribution network.

40% of Hidrocantábrico’s investment, amounting to an extra €33.2 million in EDP Group’s capex, was mostly in wind farms. Two wind farms with 64 MW and 34 MW of installed capacity will start operating in August and October, respectively.

Oni invested €18.2 million in the 1H2003, or 5% of EDP Group’s total investment. 61% of Oni’s investments were in the Spanish fixed line operations.

At the end of the first half of 2003, the EDP Group’s total financial debt amounted to €8,003.1 million. Vis-à-vis the 1H2002, the holding company’s debt increased by €999 million which includes the €783 million paid to EnBW to buy a 40% stake in Hidrocantábrico and the purchase of 357.4 million Bonds of Escelsa for USD268.7 million. The full consolidation of Escelsa and Enersul contributed a €329.3 million net increase to EDP’s consolidated debt (net of EDP S.A.’s portion of the purchased Escelsa’s Senior Notes - approximately 83%).

In the 1H2003, Oni and the Brazilian subsidiaries, account for 16% or €1,306.4 million of total EDP Group’s consolidated debt. Excluding the minorities’ share of the financial debt of these subsidiaries, Oni and Brazil represent €531.7 million. In Brazil it is worth mentioning that the electric utilities are financing State receivables through special loans contracted with BNDES to compensate for the rationing losses and “Parcela A” costs. The €81.2 million increase in Brazilian subsidiaries debt since YE2002 is strongly influenced by the 13% Brazilian Real appreciation against the Euro in the period.

Following the year-on-year debt increase, total net debt over shareholder’s equity plus minorities, increased from 52% in the 1H2002 to 58% in the 1H2003. 2003 debt levels are expected to reflect peak funding for EDP.

(1) Net of overdrafts and deposits

EDP Produção

Energy emission (GWh)	1H2003	1H2002	r%

Hydroelectric	8,709	2,940	196.2%
Thermoelectric	5,459	9,277	-41.2%
Binding Generation	14,168	12,217	16.0%
HDN	86	37	129.1%
Hidrocenel	173	90	92.3%
EDP Energia	170	57	197.1%
Non-Binding Generation	429	185	132.3%
Biomass	19	20	-0.9%
Wind Farms	57	55	3.3%
Cogeneration	346	294	17.4%
Small Hydro (1)	128	65	94.9%
Special Regime Producers	549	434	26.5%
Total EDP emission	15,147	12,836	18.0%

Pego thermal power station (SEP)	1,812	2,501	-27.6%
Tapada thermal power station (SEP)	2,112	3,917	-46.1%
Auto-producers (SEI)	1,630	1,195	36.5%
Import / (Export) net	940	257	265.2%
Direct sales to Ind. Clients (included in Cogeneration)	-257	-223	-15.4%
Pumping	(211)	(319)	34.1%
Gross demand	21,174	20,165	5.0%

Synchronous compensation	(20)	(20)	-2.3%
Own consumption - generation	(2)	(2)	-4.5%
Own consumption - transmission grid	(5)	(5)	1.9%
Losses	(398)	(313)	27.0%

Energy delivered to distribution	20,749	19,824	4.7%

EDP thermal emission (GWh)	1H2003	1H2002	r%
Tapada do Outeiro	(0)	28	—
Carregado	290	1,314	-77.9%
Barreiro	75	167	-55.3%
Setúbal	699	3,071	-77.2%
Sines	4,390	4,695	-6.5%
Alto de Mira + Tunes	6	2	174.7%
EDP thermal emission in the PES	5,459	9,277	-41.2%

Hydrological Cofficient

EDP Produção’s (‘EDPP’) total emission reached 15,147 GWh in 1H2003, of which 61% was hydro generation compared to 25% in 1H2002;

The 18.0% increase in EDPP’s emission is due to heavy rainfall at the beginning of the year (hydrological coefficient of 1.30 in 1H2003, 0.51 in 1H2002) and a 5.0% increase in Gross Demand following a cold winter;

Given that EDPP owns virtually all the hydro installed capacity in Portugal, its contribution to the total energy delivered to the system rose from 64% in 1H2002 to 72% in 1H2003.

(1)          HDN, Hidrocenel and EDP Energia’s power stations with installed capacity of less than 10 MW operating in the Non-Biding system are remunerated as Special Regime Producers (“SRP”). SRP generation in HDN represented 88 GWh in 1H2003 and 45 GWh in 1H2002, in Hidrocenel represented 28 GWh in 1H2003 and 17 GWh in 1H2002 and in EDP Energia represented 12 GWh in 1H2003 and 4 GWh in 1H2002.

Electricity sales (€ m)	1H2003	1H2002	r%

PPA Capacity Charge	440.5	430.7	2.3%
PPA Energy Charge	114.4	240.7	-52.5%
Total CPPE	554.9	671.5	-17.4%

HDN	23.1	11.5	100.3%
Hidrocenel	21.7	11.1	94.6%
Total Small Hydro	44.8	22.7	97.5%

Wind powered (Enernova)	5.0	4.6	7.8%
Cogeneration (Soporgen & Energin)	20.5	12.4	64.8%
Biomass (Bioléctrica)	1.3	—	—

Total EDP Produção	626.5	711.2	-11.9%

1H2003

1H2002

Fuel costs (€ m)	1H2003	1H2002	r%

Coal	59.7	77.1	-22.6%
Fuel-oil	45.0	146.7	-69.3%
Natural Gas	5.8	5.2	11.6%
Diesel	0.7	0.3	151.8%
CPPE	111.1	229.2	-51.5%

Natural Gas (Soporgen & Energin)	18.9	10.5	79.9%
Forest waste (Bioeléctrica)	1.0	—	—

Total EDP Produção	131.0	239.7	-45.3%

Electricity Purchases (€ m)	1H2003	1H2002	r%

HDN & Hidrocenel	30.4	6.7	—

1H2003

1H2002

The PPA capacity charge increased 2.3%, reflecting i) higher availability factors at the CPPE’s hydro and thermal power plants and ii) the charge adjustment for inflation as foreseen in the PPA contracts;

The PPA energy charge dropped 52.5% due to a lower utilization of CPPE’s thermal plants, because of a wet semester. CPPE was once again able to buy coal and fuel at a lower price than the EU coal price index reflected in the PPA energy charge (€111.1 million vs. €114.4 million). The increase in the natural gas’ cost in 1H2003 is artificial since only 5 months’ costs were booked in 1H2002  (€3,0 million respecting to the consumption of the month of June were only accounted for in the 3Q2002).

Despite lower revenues, the electricity generation gross profit at EDPP’s remained stable in 1H2003 at €465.1 million. This is explained by the recurring high availability of CPPE’s power plants and the abovementioned efficient fuel procurement.

Non-Group Supplies & Services (€ m)	1H2003	1H2002	r%

Insurance costs	3.9	7.8	-49.1%
Maintenance costs	6.3	9.0	-29.4%
Surveilance and security	1.1	1.2	-10.2%
Specialized works	2.0	1.2	67.5%
Other	8.3	6.9	19.8%

Total Non-Group S&S	21.7	26.1	-16.8%

Personnel costs (€ m)	1H2003	1H2002	r%

Total Personnel Costs	61.0	60.9	0.2%
Pension Premiums	5.9	5.5	8.0%
Early Retirement Correction	6.6	6.6	-0.1%
Social benefits with early retirees	0.7	0.7	-11.1%
Medical care with inactives	1.5	1.2	29.5%

Adjusted Personnel Costs	46.3	46.9	-1.3%

Number of employees	2,101	2,181	-3.7%

Non-group supplies and services drop 16.8%. However there are some facts that influence this analysis: i) 1H2002 include most of the year’s insurance charge, while 1H2003 includes just 6 months and; ii) During 1H2003 EDP Produção S.A., the holding company of EDP’s generation business in Portugal, moved to a rented building. If we adjust for this, non-group supplies and services in 1H2003 would have dropped 8.8% from 1H2002, thanks to strict management of maintenance costs.

Supplies and services provided by Group companies in 1H2003 remained at €7.3 million, approximately half of YE2001 levels, as anticipated in the YE2002 Financial Results report.

Personnel costs for the period remained constant at €61.0 million. When corrected for all early-retirements costs, pension premiums and other costs associated with non-active workers, personnel costs fell 1.3%. There was a net reduction of 80 employees in EDPP’s workforce since 1H2002 to 1H2003, mostly attributable to the tranfer of personnel to EDP Valor in the last quarter of 2002.

Operating Income Statement (€ m)	1H2003	1H2002	r%

Electricity Sales	626.5	711.2	-11.9%
Services Provided	7.5	8.5	-12.6%
Other Sales	9.6	6.5	48.9%
Operating Revenues	643.6	726.2	-11.4%

Electricity	30.4	6.7	—
Fuel for electricity generation	131.0	239.7	-45.3%
Direct Activity Costs	161.4	246.4	-34.5%

Gross Profit	482.2	479.8	0.5%
Gross Profit/Revenues	74.9%	66.1%	8.9	p.p.

Sundry materials and goods for resale	2.0	2.4	-15.6%
Supplies and services - Group	7.3	7.6	-4.3%
Supplies and services - Non-Group	21.7	26.1	-16.8%
Personnel costs	61.0	60.9	0.2%
Generation centre rentals	1.9	1.8	3.2%
Other operating costs (or revenues)	(1.9)	(2.4)	22.0%
Own work capitalised	(17.5)	(14.6)	-19.6%
Operating Costs	74.6	81.8	-8.9%

EBITDA	407.6	398.0	2.4%
EBITDA / Revenues	63.3%	54.8%	8.5	p.p.

Depreciation and amortisation	118.1	113.2	4.4%
Provisions	4.9	8.6	-42.6%

EBIT	284.6	276.2	3.0%
EBIT / Revenues	44.2%	38.0%	6.2	p.p.

Investment (€ m)	1H2003	1H2002	r%

Binding Generation	24.0	16.4	46.1%
Non-Binding Generation	39.3	85.8	-54.2%
Special Regime Producers	7.4	5.1	46.4%
Other investments	4.1	1.3	217.7%
Financial costs and Investments	12.0	5.3	127.1%

Total investment	86.8	113.9	-23.8%

Recurring investment	10.2	9.5	8.3%
Non-recurring investment	76.6	104.4	-26.7%

Main Generation Investments at technical cost:

Total Forecast	139.0
Conclusion date	Sep-2004
Invested to Date	89.7 or 64.6%

Total Forecast	478.0
Conclusion date	2004
Invested to Date	243.8 or 51.0%

EDP Distribuição

Energy Sales (GWh)	1H2003	1H2002	r%

Energy delivered to Distribution	20,749	19,826	4.7%
Own consumption - distribution	(12)	(11)	11.9%
Distribution losses	(1,225)	(1,037)	18.2%

Total electricity sales (1)	19,512	18,778	3.9%

Electricity sales - PES	17,982	18,448	-2.5%
VHV (Very high voltage)	554	405	37.0%
HV (High voltage)	1,718	1,736	-1.0%
MV (Medium voltage)	4,679	5,688	-17.7%
SLV (Special low voltage)	1,496	1,422	5.2%
LV (Low voltage)	8,930	8,653	3.2%
PL (Public lighting)	605	544	11.3%

Electricity sales – NBES	1,530	330	—
EDP	1,018	233	—
HV (High voltage)	30	39	-23.2%
MV (Medium voltage)	989	194	—
Non-EDP	512	97	—
HV (High voltage)	35	49	-28.0%
MV (Medium voltage)	477	49	—

Electricity consumers	1H2003	1H2002	r
Electricity consumers	1H2003	1H2002	r
VHV (Very high voltage)	13	11	2
HV (High voltage)	102	97	5
MV (Medium voltage)	19,307	20,084	(777)
SLV (Special low voltage)	27,582	26,967	615
LV (Low voltage)	5,599,799	5,511,812	87,987
PL (Public lighting)	41,690	40,549	1,141
Binding consumers	5,688,493	5,599,520	88,973

HV (High voltage)	2	2	—
MV (Medium voltage)	911	33	878
EDP	913	35	878
HV (High voltage)	2	3	(1)
MV (Medium voltage)	329	10	319
Non-EDP	331	13	318
Non-binding consumers	1,244	48	1,196

Total electricity consumers	5,689,737	5,599,568	90,169
% Growth			1.6%

Total electricity distributed in the 1H2003 reached 19,512 GWh, which represents an annual growth of 3.9% in Portugal’s electricity consumption. The binding system (PES – Public Electricity System) accounted for 92.2% of the total energy distributed in Portugal.

Energy sales in the PES were influenced by: (i) a cold winter and (ii) the transfer of some HV and MV customers from the binding to the non-binding system. SLV and LV segments continue to grow at healthy rates of 5.2% and 3.2%, respectively. Additionally, EDPD gained two industrial clients that explain the 37% increase in VHV energy sales.

In the Non-Binding Electricity System (NBES), which is benefiting from a growing liberalization, EDP achieved a 66.6% market share, with 1,018 GWh of electricity sold to its 913 clients.

Currently, the eligibility threshold for the non-binding system includes all consumers except low voltage ones. By the end of the 1H2003, there were 20,666 eligible clients of which 1,244 chose to acquire energy in the liberalized market. By the end of June 2003, EDP was supplying 913 clients, 563 of which became EDP Energy’s clients during the 1H2003. The electricity market should be liberalized for all voltage levels by the end of 1H2004.

(1) Figure presented include Sales to EDP Group.

EDP Distribuição’s (“EDPD”) 1H2003 electricity revenues amounted to €1,778.8 million, up 3.6% from the 1H2002.

As mentioned in previous releases, according to the current Portuguese regulation, differences between ERSE’s forecasts for a given year, regarding EDPD’s electricity purchases per kWh, and the unit cost the company actually incurred after taking into account real consumption gives rise to an adjustment that is to be recovered by the company in the tariffs one year later.

Additionally, for the 2002-2004 regulatory period, in order to allow for a more efficient pass-through to final tariffs of variations in fuel costs (variable component of energy acquisition costs), ERSE established a mechanism of quarterly adjustments. Accordingly, differences between estimated and real fuel costs are calculated on a quarterly basis and are subsequently: (i) billed by REN to EDPD with a lag of 6 months and (ii) passed-through to final tariffs with a lag of 6 months for HV/MV segments and in the following year for LV segments.

Therefore, the €15.0 million tariff adjustment that was recognized in the 1H2003 is composed of the following: (i) €3.4 million from the reposition of the positive tariff adjustment booked in the 1H2001; (ii) €5.1 million from the reposition of last year’s positive tariff adjustment that resulted from the above mentioned mechanism of quarterly adjustments; (iii) €5.5 million from the 1H2003 tariff adjustment as real consumption for the period was below ERSE’s estimate (5.0% growth) used to set up 2003 tariffs not allowing for the full recovery of EDPD’s fixed component of its electricity purchases and (iv) €17.9 million relate to an extraordinary adjustment made to the 2002 tariff adjustment following a correction to the amounts of electricity distributed last year (36,931 GWh instead of 36,741 GWh).

We recall that for EDPD, electricity purchases are a complete pass-through to the tariff to final clients. Consequently, the 3.8% increase in electricity gross profit is a result of: (i) a 16.8% rise in allowed revenues for Network Services’ activity; (ii) a 54.7% increase in allowed revenues for the Supply in the Public system activity; (iii) a 3.8% and 2.9% decrease from 2002 to 2003 (in accordance with the ‘CPI - X’ formula), in unit revenues for the Use of the Distribution Grid activity for HV/MV and LV segments, respectively and (iv) a 1.2% estimated increase in electricity consumption (see note below).

Regulated Revenues (URD adjusted to 2002 consumption)	1H2003	1H2002

Unit revenue for the Use of the Distribution Grid: HV and MV (€ / MWh)	9.84	10.23
Electricity delivered to binding and non-binding consumers: HV and MV (GWh)	19,136	18,842
Unit revenue for the Use of the Distribution Grid: LV (€ / MWh)	24.55	25.29
Electricity delivered to binding and non-binding consumers: LV (GWh)	10,796	10,448
t-2 tariff adjustment (€ m)	(7.0)	(7.0)
URD total allowed revenues (€ m)	446.5	450.0

Allowed revenues for the Network Services activity: VHV; HV and MV (€ m)	11.7	5.6
Allowed revenues for the Network Services activity: SLV (€ m)	4.6	4.7
Allowed revenues for the Network Services activity: LV (€ m)	63.2	57.8
t-2 tariff adjustment (€ m)	—	—
CRedes total allowed revenues (€ m)	79.5	68.0

Allowed revenues for the Supply in the Public System activity: VHV; HV and MV (€ m)	4.2	1.9
Allowed revenues for the Supply in the Public System activity: SLV (€ m)	1.2	0.9
Allowed revenues for the Supply in the Public System activity: LV (€ m)	39.4	36.3
t-2 tariff adjustment (€ m)	11.4	(2.8)
CSEP total allowed revenues (€ m)	56.1	36.3

t-1 tariff adjustment (€ m) for Energy Aquisition activity	5.1	—
Total allowed revenues after tariff adjustment (€ m)	587.2	554.3

Electricity Sales & Gross Profit Analysis(€ m)	1H2003	1H2002	r%

VHV (Very High Voltage)	24.4	17.2	41.8%
HV (High Voltage)	83.7	80.4	4.1%
MV (Medium Voltage)	337.8	404.9	-16.6%
SLV (Special Low Voltage)	142.9	138.1	3.5%
LV (Low Voltage)	1,113.5	1,059.3	5.1%
Public lighting	49.2	43.3	13.5%
Interruptibility discounts	(12.9)	(12.6)	-2.3%
Tariff correction discounts	(0.8)	(3.2)	75.3%
Invoiced Sales - PES	1,737.8	1,727.5	0.6%

Invoiced Sales - NBES (1)	26.1	3.3	—

Distribution 2000 Reposition	—	10.2	—
Distribution 2001 Reposition	(3.4)	—	—
Distribution 2002 Reposition	(5.1)	—	—
Distribution 2002	17.9	(23.3)	—
Distribution 2003	5.5	—	—
Tariff Adjustments	15.0	(13.0)	—

Electricity Revenues	1,778.8	1,717.8	3.6%
Tariff adjustments’ reposition	(8.5)	10.2	—
Reposition of extraordinary tariff adjustment	17.9	—	—
Sales to customers before reposition	1,769.4	1,707.6	3.6%
Electricity purchases	1,182.2	1,141.6	3.6%

Electricity Gross Profit	587.2	566.0	3.8%

(1)  For the 1H2002, these revenues were accounted for under “Services Provided”. As such, for comparison purposes the figures presented in 1H2002 include the amount accounted for under that item (€3.3 million ).

Note: Allowed Revenues for the 1H2003 and 1H2002 were calculated on the basis of estimated consumption for the period.

Non-Group Supplies & Services (€ m)	1H2003	1H2002	r%

Maintenance costs	14.0	21.8	-35.8%
Specialized works	17.0	14.8	14.9%
Communications	8.2	7.9	3.3%
Insurance costs	2.7	4.1	-32.6%
Others	10.8	10.6	2.2%

Total Non-Group S&S	52.7	59.1	-10.9%

Personnel costs (€ m)	1H2003	1H2002	r%

Total Personnel Costs	202.5	196.1	3.3%
Pension premiums	28.0	21.2	32.2%
Early retirement correction	38.2	38.8	-1.7%
Social benefits with early retirees	5.6	6.2	-8.3%
Medical care with inactives	6.7	6.5	3.2%

Adjusted Personnel Costs	123.9	123.3	0.5%

Number of employees	6,808	7,192	-5.3%

The 10.9% decrease in supplies and services can be explained by the following: (i) a 35.8% fall in maintenance costs due to both the renegotiation of some maintenance contracts, as payments are no longer made under a retainer basis, and a higher recourse to EDPD’s internal resources; (ii) in 2002 insurance costs were heavily weighted in the first half due to a pessimistic expectation of the increase in 2002’s insurance premiums. The increased in bad debts led an increase in costs with energy cut-offs. Additionaly, The introduction of the SAP platform in 2002 meant that many costs with billing services were accounted for only in the 2H2002 and therefore the comparison is unfavourable. Specialized works increased 14.9% versus the same period last year.

Personnel costs for the period totalled €202.5 million, up 3.3% year-on-year, reflecting: (i) a reduction of 384 employees and (ii) a 2.7% average salary increase. If adjusted to exclude all early-retirement costs, pension premiums and other costs associated with non-active workers, active personnel costs would have increased by a mere 0.5%. Note that during the 2Q2003, EDPD reduced its workforce by 122 employees.

We recall that on the 8th of August, ERSE approved the pass-through to final tariffs of EDPD’s 2003 and 2004 restructuring costs associated with the “Human Resources Rationalisation Program”. Consequently, EDPD can now proceed with its personnel reduction (including early retirements) program for the years 2003 and 2004, which we recall had been suspended, with the certainty that up to €485.7 million will be recovered through the tariffs.

* Annualised in 1H2003

Operating Income Statement (€ m)	1H2003	1H2002	r%

Electricity Sales - Group	15.8	1.3	—
Electricity Sales - Non-Group	1,763.1	1,713.2	2.9%
Services Provided	8.6	12.5	-31.0%
Other Sales	0.8	0.7	19.6%
Operating Revenues	1,788.3	1,727.7	3.5%

Direct Activity Costs	1,182.2	1,141.6	3.6%

Gross Profit	606.1	586.1	3.4%
Gross Profit/Revenues	33.9%	33.9%	0.0	p.p.

Sundry materials and goods for resale	51.3	31.0	65.6%
Supplies and services - Group	42.8	30.0	42.7%
Supplies and services - Non-group	52.7	59.1	-10.9%
Personnel costs	202.5	196.1	3.3%
Concession fees	85.5	76.4	12.0%
Other operating costs (or revenues)	(5.8)	(5.3)	-9.6%
Own work capitalised	(88.1)	(67.9)	-29.8%
Operating costs	340.9	319.3	6.8%

EBITDA	265.1	266.8	-0.6%
EBITDA / Revenues	14.8%	15.4%	-0.6	p.p.

Depreciation and amortization	173.1	164.1	5.5%
Provisions	42.0	27.9	50.2%

EBIT	50.1	74.8	-33.0%
EBIT/ Revenues	2.8%	4.3%	-1.5	p.p.

Investment (€ m)	1H2003	1H2002	r%

Distribution Grid	106.1	86.7	22.4%
Public lighting	8.3	4.2	95.8%
Information Systems	8.1	38.4	—
Other Investments	18.8	8.5	121.8%

Operating investment	141.2	137.8	2.5%

Investment Subsidies (Cash)	28.5	29.1	-2.2%
Operating investment (excluding subsidies)	112.7	108.7	3.7%

Despite a 3.4% increase in EDPD’s gross profit, EBITDA fell 0.6% year-on-year due to: (i) a 42.7% increase in Group supplies and services, most of which is explained by a €10.3 million bill related to services supplied by EDP Valor and (ii) a 12.0% increase in concession fees reflecting the 0.25 p.p. increase in the average rate paid to municipalities (7.25% on the previous year’s low voltage sales).

EBIT, which fell by 33.0% year-on-year, was negatively affected by: (i) the creation of a €7.3 million provision regarding interest charges due to late payment of bills from municipalities; (ii) a €7.2 million increase in bad debt provisions reflecting the Portuguese economic slowdown and (iii) a 5.5% increase in amortization mostly due to the transfer from Edinfor to EDPD of an IT system worth €80.5 million to be amortized over 6 years, and that Edinfor accounted for as ‘Works in Progress’. Also note that the increased costs in sundry materials are being capitalised and accounted for as ‘Own Work Capitalised’ and then depreciated.

Operating Investment for the 1H2002 includes €38.4 million that relate to the above mentioned transfer of assets. Excluding this amount, which does not affect the Group cash-(out)flow, EDPD’s operating investment would have increased 42.1% year-on-year. The majority of this investment was made on the distribution grid, of which €28.5 million relate to investments subsidised in cash by EDPD’s clients.

Hidrocantábrico (100%) - Generation

Spain Energy Balance (GWh)	1H2003	1H2002	r%

Generation	89,495	85,478	4.7%
Special Regime	20,184	16,981	18.9%
Imports	4,261	4,531	-6.0%

Total Demand	113,940	106,990	6.5%

Regulated Distribution	79,082	74,959	5.5%
Supply	31,342	30,548	2.6%
Exports	3,515	1,483	137.0%

HC’s Net Electricity Generation (GWh)	1H2003	1H2002	r%

Hydroelectric	536	385	39.2%
Nuclear	578	528	9.5%
Aboño	3,068	3,600	-14.8%
Soto de Ribera	1,770	2,419	-26.8%
Coal	4,839	6,019	-19.6%
Castejón CCGT	493	—	—

Total Generation	6,446	6,932	-7.0%
Pumping	(63)	(56)	13.0%

Energy delivered to the Pool	6,383	6,876	-7.2%

HC’s Performance in the Pool	1H2003	1H2002	r%

Average HC Selling Price (1) (€/MWh)	32.33	47.83	-32.4%
Average Pool Price (1) (€/MWh)	34.07	51.66	-34.0%
HC’s market share in wholesale market	7.1%	8.0%	-0.9	p.p.

HC’s Fuel Costs	1H2003	1H2002	r%

Average HC Fuel Cost (€/MWh) (2)	15.32	16.74	-8.5%

Demand in the Spanish electricity market grew by6.5% (or 4.7% excluding exports) in comparison with the 1H2002 mainly explained by the harsh winter, when the Spanish electricity market reached consumption records.

Hydroelectric generation as a percentage of total Spanish electricity emission was much higher following a wet semester. In these market conditions the average pool price fell strongly in comparison with the 1H2002, resulting in a 32% drop in Hidrocantábrico’s average sale price to €32.33/MWh. Nevertheless, in the 2Q2003 the pool prices increased vis-à-vis 1Q2003 as a consequence of a lower hydroelectric emission in this period.

Given that Hidrocantábrico is heavily dependent on thermal power, the company’s net emission fell 7.2% on a yearly basis reflected in a 0.9 p.p. drop in market share to 7.1%. Nevertheless, in the 2Q2003 Hidrocantábrico was able to reach a 7.5% market share since the system’s thermal power plants emission increased in this period.

Hidrocantábrico’s average fuel cost decreased 8.5% explained by a 17% year-on-year fall in the coal unit cost.

(1) Includes wholesale market, ancillary services and capacity payment.

(2) Excluding hydroelectric emission.

Hidrocantábrico (100%) - Distribution & Supply

Distribution

Energy Sales - GWh

Electricity	1H2003	1H2002	r%
Low Voltage	1,077	1,018	5.8%
Medium Voltage	434	406	6.9%
High Voltage	2,677	2,750	-2.7%
Total	4,188	4,174	0.3%
of which: access clients	551	536	2.8%

Gas	1H2003	1H2002	r%
Total	1,080	914	18.2%
of which: access clients	258	171	50.6%

# of Customers

Electricity	1H2003	1H2002	r%
Low Voltage	555,355	541,632	2.5%
Medium Voltage	687	624	10.1%
High Voltage	20	19	5.3%
Total	556,062	542,275	2.5%
of which: access clients	990	518	91.1%

Gas	1H2003	1H2002	r%
Total	162,007	140,443	15.4%
of which: access clients	46	10	360.0%

Revenues - € m

Electricity	1H2003	1H2002	r%
Transmission tariff	3.1	1.7	85.2%
Distribution tariff	45.3	44.8	1.1%
Commercialisation tariff	3.8	3.6	5.8%
Regulated revenues	52.2	50.1	4.3%

Gas	1H2003	1H2002	r%
Transport tariff	1.3	—	—
Distribution tariff	15.8	10.0	57.8%
Commercialisation tariff	1.7	1.2	43.3%
Regulated revenues	18.8	11.2	68%

Supply

Energy Sales - GWh

Electricity	1H2003	1H2002	r%
Asturias	534	377	41.7%
Rest of Spain	1,634	1,528	6.9%
Total	2,168	1,905	13.8%

Gas	1H2003	1H2002	r%
Asturias	179	63	183%
Rest of Spain	1,314	559	135%
Total	1,493	622	140%

# of Customers

Electricity	1H2003	1H2002	r%
Asturias	872	470	85.6%
Rest of Spain	1,742	1,874	-7.1%
Total	2,614	2,344	11.5%

Gas	1H2003	1H2002	r%
Asturias	27	6	344%
Rest of Spain	81	72	13%
Total	108	78	38%

Revenues - € m

Electricity	1H2003	1H2002	r%
Asturias	30.0	25.6	17.5%
Rest of Spain	90.3	75.4	19.7%
Sales	120.3	101.0	19.1%

Gas	1H2003	1H2002	r%
Asturias	2.8	0.9	216%
Rest of Spain	20.2	8.0	151%
Sales	23.0	8.9	157%

Electricity Distribution: Of the 4,188 GWh distributed by Hidrocantábrico in the 1H2003, 64% was sold to industrial clients. According to the prevailing regulation for the Spanish electricity sector, Hidrocantábrico’s allowed (or regulated) revenues for the electricity distribution activity amounted to €52.2 million.

Gas Distribution: Total gas distributed by Hidrocantábrico increased 18.2% in comparison with the 1H2002, explained by i) the inclusion of Gas Figueres in the 2H2002, which contributed with 69 GWh in the 1H2003; and ii) the harsh winter in the beginning of this year. In terms of regulated revenues, the 1H2003 is not directly comparable with the 1H2002 since the new regulation, implying an asset base return, was implemented in February 2002.

Electricity Supply: The electricity supply activity has benefited from the liberalization for all customers as of January 2003 and the growth in electricity demand of 6.5% (or 4.7% excluding exports). In this activity, the company was able to increase its average sale price from €53.0/MWh in the 1H2002 to €55.5/MWh in the 1H2003. Hidrocantábrico’s market share in the liberalized market in this period was 6.5%.

Gas Supply: The gas supply activity has benefited from the increased liberalization of the Spanish gas market, which, along with the electricity market, is open to all customers since January 2003. The strong year-on-year growth in the gas supply business is explained by the fact that Hidrocantábrico initiated this activity at the beginning of 2002.

Hidrocantábrico (100%)

Business Areas	Generation & Supply				Electricity Distribution				Gas Distribution (1)				Special Regime
Breakdown	1H2003	1H2002	r%		1H2003	1H2002	r%		1H2003	1H2002	r%		1H2003	1H2002	r%

Revenues	414.5	443.8	-6.6%		197.5	266.0	-25.7%		32.3	32.1	0.6%		15.5	25.0	-37.9%
Direct Costs	263.1	265.1	-0.7%		143.4	210.9	-32.0%		14.1	13.3	6.4%		9.9	23.7	-58.0%
Gross Profit	151.3	178.7	-15.3%		54.1	55.0	-1.7%		18.2	18.8	-3.4%		5.6	1.3	336%
Gross Profit/Revenues	36.5%	40.3%	-3.8	p.p.	27.4%	20.7%	6.7	p.p.	56.3%	58.6%	-2.4	p.p.	35.9%	5.1%	30.8	p.p.

Personnel Costs	17.2	16.8	2.4%		11.1	11.3	-2.0%		1.5	1.1	40.0%		2.3	2.5	-8.1%
Other Operating Costs (net)	15.3	6.3	142.2%		10.2	9.6	5.8%		2.0	1.4	42.3%		(0.6)	(4.8)	87%

EBITDA	118.8	155.6	-23.6%		32.8	34.1	-3.8%		14.7	16.4	-10.2%		3.9	3.6	8.5%
EBITDA/Revenues	28.7%	35.1%	-6.4	p.p.	16.6%	12.8%	3.8	p.p.	45.5%	51.0%	-5.5	p.p.	25.0%	14.3%	10.7	p.p.

Depreciation	46.4	40.5	14.8%		14.2	13.4	5.4%		4.9	4.4	11.8%		2.8	2.2	27%
Provision	0.7	0.0	—		0.4	0.0	—		0.0	(0.0)	—		0.4	4.8	-92%

EBIT	71.7	115.1	-37.7%		18.2	20.7	-11.7%		9.8	12.0	-18.5%		0.7	(3.4)	—
EBIT/Revenues	17.3%	25.9%	-8.6	p.p.	9.2%	7.8%	1.5	p.p.	30.3%	37.4%	-7.1	p.p.	4.4%	-13.6%	18.0	p.p.

# of employees	581	575	1.0%		395	385	2.6%		65	58	12.1%		130	151	-13.9%

Activities’ EBITDA 1H2003 (2)

Generation & Supply: The electricity generation and supply activity, which accounts for 70% of Hidrocantábricos’s operating cash-flow, posted a 23.6% decline at the EBITDA level due to the reduction of Hidrocantábrico’s net emission and low pool prices experienced during the period. Nevertheless, the low sale price achieved by the generation activity was partially offset by lower energy purchase costs (pool price) at the supply activity. Also noteworthy, in the 1H2003 CTCs of €11.7 million versus negative €16.2 million in the 1H2002 were booked in the net sales item of the generation activity. Sales from the generation activity also include the “tariff deficit” of the years 2000, 2001 and 2002, which is being received through tariffs until 2010 (€4.6 million in the 1H2003) The increase in operating costs vis-à-vis 1H2002 is due to: i) maintenance work at Aboño I in the 1Q2003 (€1.2 million); ii) the start of Castejón CCGT operations in October 2002; and iii) the lower capitalized expenses during the 1H2003 following the conclusion of Castejón CCGT in September 2002 (€3.0 million in the 1H2002 versus €0.2 million in the 1H2003).

Electricity Distribution: The prevailing regulation for the Spanish electricity distribution provides this activity with a stable EBITDA. The slight decrease of the EBITDA in the 1H2003 continues to reflect the expansion of this business outside Asturias.

Gas Distribution: The 1H2003 gross profit is not directly comparable with the 1H2002 due to a new regulation since February 2002. Operating costs increased mostly due to higher intra-group costs and to the inclusion of Gas Figueres in the 2H2002.

Special Regime: In the 1H2003, the results are not directly comparable with the 1H2002. Nevertheless, in terms of energy generated in the 1H2003 the net emission of Hidrocantábrico’s special regime generators increased 27% to 94 GWh. The start of operations of two wind farms with a combined capacity of around 100 MW (65 MW in August and 34 MW in October) will benefit the EBITDA of special regime operations during 2003 and increase its net emission.

(1) In the 1H2003, Hidrocantábrico did not consolidate Naturcorp.

(2) Holding costs not included.

Investment (€ m)	1H2003	1H2002	r%

Generation	8.2	40.4	-79.8%
Electricity distribution	20.2	24.4	-17.2%
Supply	4.6	1.3	251.1%
Gas distribution	8.7	10.5	-16.6%
Special Regime	32.6	1.2	—
Other	8.7	0.4	—

Total operating investment	83.1	78.2	6.2%

Recurring investment	39.3	32.9	19.4%
Non-recurring investment	43.8	45.3	-3.3%

1H2003 - Investment Breakdown

Financial Results (€ m)	1H2003	1H2002	r%

Interest receivable / (payable)	(43.1)	(27.9)	-54.4%
Gains / (losses) in group and associated companies	2.3	1.5	54.1%
Goodwill amortization	(30.9)	(30.8)	-0.5%
Other gains / (losses)	(0.7)	0.7	—

Financial Results	(72.5)	(56.5)	-28.2%

Goodwill Amortization (€ m)	1H2003	1H2002	r%

Merger Goodwill	23.3	23.2	0.6%
Gas Asturias	4.9	4.9	0.0%
REE	1.4	1.6	-11.7%
Other	1.3	1.1	20.2%

Total	30.9	30.8	0.5%

Extraordinary Results (€ m)	1H2003	1H2002	r%

Fixed assets gains / (losses)	2.5	(0.2)	—
Prior year adjustment (net)	(0.8)	(2.8)	69%
Other gains / (losses)	4.2	(18.6)	—

Extraordinary Results	5.8	(21.5)	—

Although the generation activity’s capex decreased substantially with the conclusion of the Castejón CCGT in September 2002, total capex increased 6.2% to €83.1 million. This increase is mostly driven by the construction of wind farms foreseen in Hidrocantábrico’s business plan, namely the construction of the 65 MW Parques Eólicos del Cantábrico and 34 MW Parques Eólicos Arlanzón (Burgos) wind farms. At the electricity distribution activity, €5.2 million were invested in the expansion of the distribution network outside Asturias. Investments in the commercialisation activity increased following the implementation of a customer information system (€4.4 million).

Hidrocantábrico’s financial results worsen by 28% due to a sharp increase in interest payable, explained by the fact that Adygesinval’s loan (€1,080 million) to acquire Hidrocantábrico was contracted in July 2002.

The merger goodwill reported in the final 2002 accounts was adjusted for the valuation of Gas de Asturias. This resulted in an uplift in value of €195.6 million, therefore reducing the post revaluation goodwill from €1,122 million to €930 million (see 2002 Financial Results Press Release)

Extraordinary results include a capital gain of €1.0 million from the sale of a 7% stake in REE (Hidrocantábrico currently holds 3% of REE). The proceeds from this operation were €103 million.

Income Statement (€ m)	1H2003	1H2002	r%

Revenues	700.3	761.2	-8.0%

Direct Costs	469.8	506.8	-7.3%

Gross Profit	230.5	254.5	-9.4%
Gross Profit/Revenues	32.9%	33.4%	-0.5	p.p.

Supplies and services	36.4	28.8	26.4%
Personnel costs	42.0	39.8	5.5%
Other operating costs (or revenues)	2.8	3.5	-19.9%
Own work capitalised	(5.3)	(13.8)	61.4%
Operating Costs	75.8	58.2	30.3%

EBITDA	154.7	196.2	-21.2%
EBITDA/Revenues	22.1%	25.8%	-3.7	p.p.

Depreciation	69.7	61.9	12.5%
Provision	1.5	5.5	-72.9%

EBIT	83.6	128.8	-35.1%
EBIT/Revenues	11.9%	16.9%	-5.0	p.p.

Financial income and gains	7.6	8.1	-5.8%
Financial expenses and losses	80.1	64.6	24.0%
Financial Results	(72.5)	(56.5)	-28.2%

Extraordinary income and gains	10.5	2.8	269.2%
Extraordinary expenses and losses	4.7	24.4	-80.8%
Extraordinary Results	5.8	(21.5)	—

Income Before Taxes	16.9	50.8	-66.6%

Income taxes	(15.4)	21.4	—
Minority interests	1.9	(1.5)	—

Net Profit	30.4	30.9	-1.5%

Number of employees	1H2003	1H2002	r%

Number of employees	1,383	1,346	2.7%

Consolidated EBITDA in the 1H2003 was mainly affected by:

i) the decline in generation revenues’ due to the high hydro levels and low pool prices experienced during the period;

ii) the increase in supplies and services as a result of the start of Castejón CCGT operations in October 2002 and the maintenance works at Aboño I;

iii) lower capitalized expenses in the period with the conclusion of the construction of Castejón CCGT.

Depreciations increased 12.5% mainly explained by the inclusion of Castejón CCGT’s depreciation since October 2002 (the €180 million investment in Castejón is being depreciated over 25 years).

The 2Q2003 results were lower than the first quarter due to: i) the tax benefit (€25 million) on the investment made in Castejón CCGT that was booked in the 1Q2003; and ii) the extraordinary results that in the 1Q2003 were higher because of gains in property sales and the definitive liquidation of the regulated electricity distribution revenues of the year 2000.

Note: Hidrocantábrico was proportionally consolidated in accordance with EDP’s stake in Hidrocantábrico (40%).

Bandeirante

Energy Sales (GWh)	1H2003	1H2002	r%

Energy contracted	5,463	6,771	-19.3%
Energy purchases on MAE (wholesale market)	139	—	—
Total energy purchases	5,602	6,771	-17.3%
Contract losses	(61)	(474)	-87.1%

Transmission losses	(160)	(154)	3.9%
Energy delivered to distribution	5,381	6,143	-12.4%
Distribution losses	(550)	(468)	17.5%

Energy sales to MAE (wholesale market)	24	664	-96.4%
Residential	1,079	1,053	2.5%
Industrial	2,623	2,952	-11.2%
Commercial	605	563	7.5%
Other	501	443	13.0%
Energy sales to final customers	4,807	5,011	-4.1%

Total energy sales	4,831	5,675	-14.9%

Gross profit (R$m)	1H2003	1H2002	r%

Energy acquisition	480.2	442.4	8.6%
Other direct activity costs	127.7	139.3	-8.3%
Total direct activity costs	607.9	581.7	4.5%

Electricity sales to MAE (wholesale market)	5.8	58.7	-90.1%
Residential	298.1	201.0	48.3%
Industrial	365.9	332.2	10.1%
Commercial	142.4	112.6	26.5%
Other	79.5	61.9	28.6%
Electricity sales to final customers	886.0	707.7	25.2%
Total electricity sales	891.8	766.4	16.4%

Regulatory tariff reposition	(48.7)	(36.8)	-32.2%
Other revenues & taxes	(43.7)	26.8	—
Total revenues	799.4	756.4	5.7%

Gross profit	191.5	174.8	9.6%

The Brazilian Electricity distribution companies are reducing their exposure to “contratos iniciais” (take-or-pay contracts with generators) in 2003-2006. In 2003 these contracts were reduced by 25% leading to a decrease of 19.3% in Bandeirante’s total energy contracted in the 1H2003. This reduction had a positive impact on profitability, as the surplus energy contracted last year was sold at very low prices in the wholesale market (MAE).

Since January 2003, Eletrobrás is responsible for Itaipú’s contract losses (difference between each distribution company’s quota of Itaipú’s energy output and the true energy delivered). The distribution companies still pay for the losses on Itaipú’s transmission grid, which is the amount reflected in 2003 under the contract losses item.

Energy sales to final customers declined 4.1% as some industrial clients switched to the free market (these industrial consumers represented some 490 GWh). Nevertheless, the clients that switch to the free market continue to pay for the use of the distribution grid, which is being accounted for as “other revenues & taxes”. Excluding industrial clients, energy sales increased 6.1%, reflecting the steady recovery of the consumption following the rationing programme.

Revenues from electricity sales to final customers amounted to R$886.0 million, increasing 25.2% as a result of: i) the 19.09% yearly tariff adjustment in October 2002; ii) an improvement in the client mix (increase of the residential and commercial segments’ weight); and iii) the criteria change in the low-income customers that as of June 2002 are billed for their consumptions as regular consumers. The average tariff to final clients increased from R$141.2/MWh in the 1H2002 to R$184.3/MWh in the 1H2003 (net of value added taxes).

Although energy contracted from “contratos iniciais” has decreased 25%, energy acquisition costs increased by 8.6%. This is explained by higher unit costs from Itaipú’s USD-indexed acquisitions and also due to the adjustment in “contratos iniciais” average tariff (both costs are a pass-through to the final tariff). Other direct activity costs decreased 8.3% explained by a non-recurring cost accounted in the 1H2002 (€12.5 million that were pass to generators, with a matching entry on the “other revenues & taxes” item).

Income Statement (1)	R$ million				€ million
	1H2003	1H2002	r%		1H2003	1H2002	r%

Revenues	799.4	756.4	5.7%		226.6	345.4	-34.4%
Direct Activity Costs	607.9	581.7	4.5%		171.7	265.2	-35.2%
Gross Profit	191.5	174.8	9.6%		54.8	80.2	-31.7%
Gross Profit/Revenues	24.0%	23.1%	0.9	p.p.	24.2%	23.2%	1.0	p.p.

Sundry materials & goods for resale	3.6	4.0	-10.5%		1.0	1.9	-45.4%
Supplies and services	39.1	32.1	22.0%		11.1	14.6	-24.0%
Personnel costs	41.9	40.1	4.4%		11.9	18.1	-34.5%
Other operating costs (or revenues)	(3.0)	6.1	—		(0.8)	2.8	—
Own work capitalised	(0.8)	(1.2)	27.4%		(0.2)	(0.5)	56.7%
Operating Costs	80.8	81.2	-0.5%		22.9	36.8	-37.7%

EBITDA	110.8	93.6	18.3%		31.9	43.4	-26.5%
EBITDA/Revenues	13.9%	12.4%	1.5	p.p.	14.1%	12.6%	1.5	p.p.

Depreciation	56.5	56.2	0.5%		16.0	25.4	-37.2%
Provision	7.9	—	—		2.1	—	—

EBIT	46.4	37.4	23.9%		13.8	18.0	-23.2%
EBIT/Revenues	5.8%	4.9%	0.9	p.p.	6.1%	5.2%	0.9	p.p.

Financial Results	(54.7)	(20.8)	-162.8%		(14.9)	(11.0)	-35.6%
Extraordinary Results	(6.1)	(16.5)	63.1%		(1.7)	(7.6)	77.6%

Income Before Taxes	(14.4)	0.1	—		(2.7)	(0.6)	-371.8%
Income taxes	(6.0)	10.9	—		(1.4)	1.1	—
Net Profit	(8.4)	(10.8)	22.0%		(1.4)	(1.7)	20.0%

(1) Important note: the income statement presented above does not correspond to the statutory accounts of Bandeirante, being only taken for consolidation purposes in EDP Group.

EBITDA increased 18.3% vis-à-vis the 1H2002 reflecting the improvement of the company’s gross margin and a decline in operating costs of 0.5%. Supplies and services increased by 22.0% due to inflation pressures in the last 12 months (IGP-M price index increased 28.24%). It is important to note that the “other operating costs” item includes, since 2003, a federal tax credit (R$11.9 million).

Financial results were adversely affected by financing contracts linked to the IGP-M price index. However, the 0.35% decline of this index in the 2Q2003, allowed Bandeirante to improve its financial results on a quarterly basis from a loss of R$44.0 million in the 1Q2003 to a loss of R$10.7 million in the 2Q2003. It is worth to mention that due to a better second quarter in terms of EBITDA and Financial Results, Bandeirante posted R$17.7 million of Net Income in the 2Q2003.

Financial Debt (R$ m)	1H2003	YE2002(3)	r%

EDP Brasil S.A. (Group)	300.1	382.2	-21.5%
BNDES	252.6	272.0	-7.1%
Others	210.5	159.4	32.1%
Local currency	763.2	813.5	-6.2%

Dollar Denominated Debt	44.6	51.9	-14.0%

Total Financial Debt	807.8	865.4	-6.7%

Asset to Recover (2)	315.8	322.4	-2.0%

(2) rationing losses and “Parcela A”;  (3) YE2002 debt includes R$5.4 million of interests; 1H2003 interests are included at accruals and defferals

Investment (R$ m)	1H2003	1H2002	r%

Recurring investments	33.0	31.8	3.5%
Non-recurring investments (4)	24.2	2.5	887.3%

Total Operating Investments	57.2	34.3	66.8%

(4) modernization programme on the distribution grid

Number of employees	1H2003	1H2002	r%

Number of employees	1,360	1,383	-1.7%

Escelsa

Energy Sales (GWh)	1H2003	1H2002	r%

Energy contracted	2,953	3,467	-14.8%
Self generation	600	586	2.4%
Energy purchases on MAE (wholesale market)	71	—	—
Total energy purchases	3,624	4,053	-10.6%
Contract losses	(69)	(187)	-63.1%

Transmission losses	(102)	(99)	3.0%
Energy delivered to distribution	3,453	3,767	-8.3%
Distribution losses	(481)	(398)	20.9%

Energy sales to MAE (wholesale market)	15	310	-95.2%
Residential	636	574	10.8%
Industrial	1,335	1,534	-13.0%
Commercial	394	422	-6.6%
Other	592	529	11.9%
Energy sales to final customers	2,957	3,059	-3.3%

Total energy sales	2,972	3,369	-11.8%

Gross profit (R$ m)	1H2003	1H2002	r%

Energy acquisition	204.0	194.2	5.1%
Other direct activity costs	61.9	56.9	8.9%
Total direct activity costs	265.9	251.0	5.9%

Electricity sales to MAE (wholesale market)	(0.1)	19.0	—
Residential	161.9	124.0	30.6%
Industrial	144.3	142.1	1.5%
Commercial	85.6	72.8	17.6%
Other	77.4	53.6	44.3%
Electricity sales to final customers	469.2	392.5	19.5%
Total electricity sales	469.1	411.5	14.0%

Regulatory tariff reposition	(22.1)	(22.5)	1.9%
Other revenues & taxes	(4.2)	(17.7)	76.3%
Total revenues	442.9	371.3	19.3%

Gross profit	176.9	120.3	47.1%

Escelsa benefited from the 25% termination of the “contratos iniciais” which led to a decrease of 10.9% in total energy contracted. The change in Itaipú’s contract also had a positive impact on Escelsa’s profitability.

Energy sales to final customers declined 3.3% as some industrial clients switched to the free market (these industrial consumers represented some 360 GWh). Nevertheless, the company continues to receive the bulk of the revenue as the clients that have switched to the free market still pay for the use of the distribution grid. Excluding industrial clients, energy sales increased 6.4%, reflecting the steady recovery of the consumption following the rationing programme.

Revenues from electricity sales to final costumers increased 19.5% to R$469.2 million, mostly explained by: i) the 15.97% yearly tariff adjustment in August 2002; and ii) the improvement in the client mix (increase of the residential and commercial segments’ weight). The average tariff to final customers increased from R$128.3/MWh in the 1H2002 to R$158.7/MWh in the 1H2003 (net of value added taxes).

Although energy contracted from “contratos iniciais” has decreased 25%, direct activity costs increased by 5.9% as a result of higher costs from Itaipú’s USD-indexed acquisitions, the annual adjustments in “contractos iniciais” and a rise in the transmission cost.

In Escelsa’s last yearly tariff adjustment on August 6th, 2003, ANEEL granted an average tariff increase of 17.30%:

i) 8.96% is related to the pass through of the non-controllable costs to the final tariff;

ii) 7.80% is related to the adjustment of controllable costs to the IGP-M inflation index (25.24% net of 1.89% X Factor); and

iii) 0.54% is related to costs incurred during the rationing programme.

	R$ million				€ million
Income Statement	1H2003	1H2002	r%		1H2003	1H2002	r%

Revenues	442.9	371.3	19.3%		124.7	172.7	-27.8%
Direct Activity Costs	265.9	251.0	5.9%		75.2	114.0	-34.0%
Gross Profit	176.9	120.3	47.1%		49.5	58.7	-15.7%
Gross Profit/Revenues	40.0%	32.4%	7.6	p.p.	39.7%	34.0%	5.7	p.p.

Sundry materials & goods for resale	3.6	3.2	12.2%		1.0	1.5	-30.0%
Supplies and services	27.3	23.1	18.1%		7.8	10.4	-25.2%
Personnel costs	33.2	29.7	11.9%		9.4	13.4	-29.6%
Other operating costs (or revenues)	2.7	3.2	-14.7%		0.8	1.4	-46.4%
Own work capitalised	—	—	—		—	—	—
Operating Costs	66.9	59.2	13.0%		19.0	26.6	-28.8%

EBITDA	110.1	61.1	80.1%		30.6	32.1	-4.8%
EBITDA/Revenues	24.9%	16.5%	8.4	p.p.	24.5%	18.6%	5.9	p.p.

Depreciation	29.3	28.3	3.5%		8.3	12.8	-35.3%
Provision	22.1	7.9	180.8%		6.6	4.9	33.1%

EBIT	58.6	24.9	135.4%		15.7	14.3	9.4%
EBIT/Revenues	13.2%	6.7%	6.5	p.p.	12.6%	8.3%	4.3	p.p.

Financial Results	154.8	(273.5)	—		48.1	(105.7)	—
Extraordinary Results	73.3	(3.1)	—		21.1	(1.5)	—

Income Before Taxes	286.7	(251.7)	—		84.9	(92.8)	—
Income taxes	103.4	(77.3)	—		30.6	(28.6)	—
Net Profit	183.3	(174.4)	—		54.3	(64.3)	—

The EBITDA margin increased from 16.5% to 24.9% despite the 13.0% year- on- year increase in operating costs, mainly due to the tariff increase vis-à-vis the 1H2002 and also due to a better contractual framework. In addition to inflation pressures, supplies and services increased 18.1% as a result of costs incurred with energy conservation programmes and software fees. Personnel costs increased 11.9% explained by lower capitalized costs in the 1H2003 and also due to the annual salary increase. Provisions increased by R$14.2 million due to the creation of a generic provision associated with fiscal liabilities.

Financial results had a marked improvement due to the effect of the Real’s appreciation on the dollar denominated debt. Net foreign exchange differences were positive in R$223.3 million. Escelsa was able to revert a R$75.1 million provision that was related to the potential devaluation of the dollar denominated assets’ market value (accounted in extraordinary results).

Financial Debt (R$ m)	1H2003	YE2002	r%

BNDES	273.5	333.1	-17.9%
Others	38.7	33.4	16.1%
Local currency	312.2	366.4	-14.8%

Senior Notes	1,237.7	1,592.5	-22.3%
Other	94.9	52.8	79.7%
Dollar Denominated Debt	1,332.6	1,645.3	-19.0%

Total Financial Debt	1,644.8	2,011.7	-18.2%

Asset to Recover (1)	181.9	177.5	2.5%

Hedging: Dollar Denominated Asset	239.8	296.3	-19.1%

Investment (R$ m)	1H2003	1H2002	r%

Recurring investments	23.3	24.6	-5.0%
Non-recurring investments	—	—	—

Total Operating Investments	23.3	24.6	-5.0%

Number of employees	1H2003	1H2002	r%

Number of employees	1,345	1,386	-3.0%

(1) rationing losses and “Parcela A”

Important note: the 2002 figures presented in this section are given only for analysis purposes. In 2002 Escelsa was equity consolidated in EDP from January until September and fully consolidated from October until December. EDP controls 54.74% of Escelsa.

Enersul

Energy Sales (GWh)	1H2003	1H2002	r%

Energy contracted	1,480	1,654	-10.5%
Self generation	202	188	7.9%
Energy purchases on MAE (wholesale market)	34	—	—
Total energy purchases	1,716	1,842	-6.8%
Contract losses	(18)	(57)	-68.8%

Transmission losses	(44)	(45)	-1.1%
Energy delivered to distribution	1,654	1,740	-4.9%
Distribution losses	(246)	(236)	4.0%

Energy sales to MAE (wholesale market)	7	152	-95.2%
Residential	447	428	4.6%
Industrial	319	324	-1.5%
Commercial	278	264	5.5%
Other	356	336	5.9%
Energy sales to final customers	1,401	1,351	3.7%

Total energy sales	1,408	1,504	-6.3%

Gross profit (R$ m)	1H2003	1H2002	r%

Energy acquisition	97.5	82.0	18.9%
Other direct activity costs	34.8	30.1	15.6%
Total direct activity costs	132.3	112.1	18.0%

Electricity sales to MAE (wholesale market)	(2.7)	(20.3)	86.9%
Residential	107.4	85.3	25.8%
Industrial	46.8	37.4	24.9%
Commercial	63.5	50.4	26.1%
Other	64.0	58.3	9.8%
Electricity sales to final customers	281.6	231.4	21.7%
Total electricity sales	279.0	211.2	32.1%

Regulatory tariff reposition	(13.0)	(10.3)	-26.2%
Other revenues & taxes	(12.9)	(10.1)	-27.7%
Total revenues	253.1	190.8	32.6%

Gross profit	120.9	78.8	53.4%

In the 1H2003, Enersul, like the other Brazilian distribution companies, benefited from the 25% reduction of the “contratos iniciais”, which led to a decrease of 10.5% in energy contracted. The change in Itaipú’s contract also had a positive impact on Enersul’s profitability.

Energy sales to final clients increased 3.7% on the back of higher consumption in the residential and commercial segments in the period. Energy sales to industrial clients had a slight decrease of 1.5% as some of these clients switched to the free market in the 1H2003.

Revenues from electricity sales to final customers increased 21.7%, mostly explained by the tariff revision occurred last April 8th. ANEEL granted an average tariff increase of 32.59%, plus 9.67% to be recovered in equal parts during the next four years, which is already being accrued on the electricity sales. Comparing the 1Q2003 with the 2Q2003 Enersul’s average tariff increase from R$169.3/MWh to R$233.3/MWh (net of value added taxes), on a quarterly basis.

Although energy contracted from “contratos iniciais” has decreased 25%, direct activity costs increased by 18.0% has a result of higher costs from Itaipú’s USD-indexed acquisitions, the tariff adjustment in “contratos iniciais” and a rise of the transmission cost.

Overall, gross profit increased more than 50% following a tariff revision that enables a more adequate return on the company’s asset base.

Income Statement	R$ million				€ million
	1H2003	1H2002	r%		1H2003	1H2002	r%

Revenues	253.1	190.8	32.6%		72.2	89.1	-18.9%
Direct Activity Costs	132.3	112.1	18.0%		37.6	50.7	-25.7%
Gross Profit	120.9	78.8	53.4%		34.6	38.4	-9.9%
Gross Profit/Revenues	47.8%	41.3%	6.5	p.p.	47.9%	43.1%	4.8	p.p.

Sundry materials & goods for resale	3.9	4.4	-10.5%		1.1	2.0	-43.9%
Supplies and services	19.4	14.7	31.8%		5.5	6.6	-16.1%
Personnel costs	25.2	23.4	7.5%		7.1	10.5	-32.3%
Other operating costs (or revenues)	1.1	1.4	-21.2%		0.3	0.6	-52.1%
Own work capitalised	—	—	—		—	—	—
Operating Costs	49.6	43.9	13.0%		14.1	19.7	-28.6%

EBITDA	71.3	34.9	104.4%		20.5	18.6	10.0%
EBITDA/Revenues	28.2%	18.3%	9.9	p.p.	28.4%	20.9%	7.5	p.p.

Depreciation	27.6	25.3	9.0%		7.8	11.4	-31.6%
Provision	7.0	3.0	132.0%		2.0	1.3	56.6%

EBIT	36.6	6.5	462.9%		10.7	6.0	79.8%
EBIT/Revenues	14.5%	3.4%	11.1	p.p.	14.8%	6.7%	8.1	p.p.

Financial Results	(12.6)	(27.2)	53.7%		(3.1)	(11.3)	72.6%
Extraordinary Results	(22.9)	(1.7)	—		(6.9)	(0.8)	—

Income Before Taxes	1.2	(22.4)	—		0.7	(6.2)	—
Income taxes	11.9	(7.2)	—		3.6	(1.9)	—
Net Profit	(10.7)	(15.1)	29.1%		(2.9)	(4.2)	31.2%

EBITDA margin increased from 18.3% to 28.2% despite the 13.0% year-on-year increase in operating costs, mainly due to the tariff revision on April 8th and also due to a better contractual framework. In addition to inflation pressures, supplies and services increased 31.8% due to higher expenses related to customer services, and also due to higher software fees. Personnel costs rose 7.5% explained by lower capitalized costs due to a decrease in the operating investment.

Enersul manage to improve the financial results due to the effect of the Real’s appreciation in the dollar denominated debt. The extraordinary results took their toll on Net Income as the company decided to make a R$19.8 million adjustment for a provision related to the eventual divestment of a gas turbine at the Campo Grande Thermoelectric Plant. It is important to note that the abnormal effective income tax rate is mostly explained by the fact that extraordinary provisions and some of the operating provisions are not tax deductible.

Financial Debt (R$ m)	1H2003	YE2002	r%

Magistra S.A. (Group)	123.9	66.0	87.9%
BNDES	166.4	157.7	5.5%
Others	144.3	154.1	-6.4%
Local currency	434.6	377.8	15.1%

Dollar Denominated Debt	153.5	199.4	-23.0%

Total Financial Debt	588.2	577.2	1.9%

Asset to Recover (1)	120.8	114.3	5.6%

Hedging: Dollar Denominated Asset	5.7	6.0	-3.7%

Investment (R$ m)	1H2003	1H2002	r%

Recurring investments	16.8	29.3	-42.7%
Non-recurring investments	—	23.1	—

Total Operating Investments	16.8	52.4	-68.0%

Number of employees	1H2003	1H2002	r%

Number of employees	935	949	-1.5%

(1) rationing losses and “Parcela A”

Important note: the 2002 figures presented in this section are given only for analysis purposes. In 2002 Enersul was equity consolidated in EDP from January until September and fully consolidated from October until December. EDP controls 35.69% of Enersul.

Telecoms - Fixed Line (Portugal & Spain)

	Pro-forma (1)
Operating Revenues (€ m)	1H2003	1H2002	r%

Voice telecommunications services	107.7	84.5	27.4%
Data telecommunications services	41.3	40.3	2.6%
Other telecommunications income	11.4	16.2	-30%
Revenues from telecommunications services	160.4	141.0	13.8%
Equipment sales	1.3	7.5	-82.2%
Revenues from equipment sales	1.3	7.5	-82.2%

Operating revenues	161.7	148.4	9.0%

Direct Activity Costs (€ m)	1H2003	1H2002	r%

Cost of telecommunications services	85.5	73.9	15.6%
Cost of equipment sales	1.2	7.0	-83.2%

Direct activity costs	86.7	80.9	7.1%

Gross Profit (€ m)	1H2003	1H2002	r%

Gross profit on telecommunications services	74.9	67.1	11.7%
Gross profit on equipment sales	0.2	0.5	-68.1%

Gross Profit	75.1	67.6	11.1%

Oni Spain operating data for the 1H2003 includes OLA Internet contribution (acquired in 2003) and excludes Germinus contribution (object of a selling process)

Operating revenues generated at the fixed line operator rose 9.0%, to €161.7 million in the 1H2003, on the back of a 27.4% growth in proceeds from voice telecommunications services.

Voice services, which accounted for 66.6% of total revenues, benefited from the consolidation of OLA Internet, a recently acquired Spanish telecommunications company that contributed with an additional €18.9 million in voice services revenues. By the end of 1H2003, voice traffic operated by ONI totalled 1,285.2 million minutes, of which 206.9 million minutes were related to OLA Internet’s activity. The number of equivalent client lines (CLIs) totalled 548.6 thousand, up 8.9% year-on-year.

Excluding OLA Internet’s contribution, revenues from voice services would have increased by 5.2% and voice traffic would have risen by 34.5%. Much of this growth came from the Operators segment, where much lower prices per minute are charged. On the other hand, margins in this segment are higher.

Proceeds from data services amounted to €41.3 million in the 1H2003, representing 25.8% of telecommunication services’ revenues. Despite a 28.5% increase in the number of registered Internet accounts, up to 406.0 thousand by the end of 1H2003, ISP traffic fell 6.5%, since ONI encouraged clients to transfer from dial-up access to xDSL access.

Gross margin on telecommunication services fell from 47.6% to 46.7% since direct activity costs increased 15.6% to €85.5 million while revenues were up 13.8%.

(1) Excluding ONI Way contribution

Important Notes: Germinus was consolidated in ONI’s 1H2003 Financial Statements through the Equity Method (€1,5 million), as it is in the process of being sold.

In view of the shut-down of UMTS operations and for analysis purposes, 1H2002 figures  do not include ONI Way’s contribution.

Operating Income Statement (€ m)	ONI PT	ONI Spain	ONI Group

Revenues from telecommunications services	81.7	78.7	160.4
Revenues from equipment sales	0.6	0.7	1.3
Operating revenues	82.3	79.4	161.7

Cost of telecommunications services	36.8	48.7	85.5
Cost of equipment sales	0.6	0.6	1.2
Direct activity costs	37.3	49.3	86.7

Gross Profit	45.0	30.1	75.1
Gross Profit/Revenues	54.7%	37.9%	46.4%

Supplies and services	29.9	16.1	46.6
Personnel costs	18.0	11.6	30.9
Other operating costs (or revenues)	(0.1)	0.2	0.1
Own work capitalised	—	—	—
Operating costs	47.8	27.9	77.6

EBITDA	(2.8)	2.1	(2.5)
EBITDA/Revenues	-3.4%	2.7%	-1.6%

Balance Sheet (€ m)	ONI PT	ONI Spain	ONI Group

Intangible Assets	147.2	90.2	305.5
Fixed Assets	184.6	48.8	239.3
Other Assets	233.5	76.3	377.9
Total Assets	565.3	215.3	922.7

Financial debt	238.3	2.9	631.3
Provisions	8.4	6.8	33.5
Other Liabilities	240.6	186.1	401.0
Total Liabilities	487.4	195.7	1,065.9

Minority interests	0.01	0.2	0.2
Shareholders’ equity	77.9	19.4	(143.3)

Total liabilities & shareholders’ equity	565.3	215.3	922.7

	Pro-forma (1)
Number of employees	1H2003	1H2002	r%

Fixed Line Portugal	616	762	-19.2%
Fixed Line Spain	746	652	14.4%
Total	1,362	1,414	-3.7%

Oni Spain operating data for the 1H2003 includes OLA Internet contribution (acquired in 2003) and excludes Germinus contribution (object of a selling process)

Operating revenues at ONI Portugal rose 1.3% to €82.3 million in the 1H2003. This evolution is the result of: (i) a 9.3% increase in revenues from telecommunication services, which was mostly offset by (ii) a significant decrease in revenues from equipment sales, since there was a major contract for equipment supply in 1H2002.

During the 1H2003, the ONI Group decided to sell its stake in Germinus, which was therefore consolidated through the Equity Method in ONI’s 1H2003 financial statements (€1.5 million).

By the end of the 1H2003, operating revenues at ONI Spain totalled €79.4 million, up 18.3% year-on-year, of which 87.5% came from voice services. Excluding Germinus’s contribution last year, operating revenues would have increased by 31.8% on the back of the OLA Internet acquisition.

Data services at ONI Spain, which totalled €7.6 million (or 10.0% of ONI Spain total proceeds), fell by approximately 20% year-on-year, reflecting: (i) a 33.2% decrease in ISP traffic to 16.2 million minutes and (ii) a decrease in rented capacity (52% below 1H2002 figure) following the closure of some clients in the Operators segment.

EBITDA break-even was achieved at ONI Spain in 1H2003 while ONI Portugal was €2.8 million away from achieving this goal. The ONI Group was EBITDA positive in the 2Q2003. The positive impacts of Germinus’s Equity consolidation and OLA Internet’s acquisition totalled €2.7 million at the EBITDA level.

(1) Excluding ONI Way contribution

	Pro-forma (1)
Operating Income Statement (€ m)	1H2003	1H2002	r%

Revenues from telecommunications services	160.4	141.0	13.8%
Revenues from equipment sales	1.3	7.5	-82.2%
Operating revenues	161.7	148.4	9.0%

Direct activity costs	86.7	80.9	7.1%

Gross Profit	75.1	67.6	11.1%
Gross Profit/Revenues	46.4%	45.5%	0.9	p.p.

Supplies and services - Group	0.3	3.4	-90.3%
Supplies and services - Non-Group	46.2	52.8	-12.5%
Personnel Costs	30.9	35.3	-12.4%
Other operating costs (or revenues)	0.1	(0.5)	—
Own work capitalised	—	(0.1)	—
Operating costs	77.6	90.8	-14.6%

EBITDA	(2.5)	(23.3)	89.2%
EBITDA/Revenues	-1.5%	-15.7%	14.1	p.p.

Depreciation and amortisation	33.6	26.0	29.6%
Provisions	2.2	5.0	-55%

EBIT	(38.4)	(54.2)	29.2%
EBIT/Revenues	-23.7%	-36.5%	12.8	p.p.

Financial Results	(26.2)	(21.1)	-24.5%
Extrordinary Results	(4.9)	(5.9)	16.0%
EBT	(69.5)	(81.1)	14.3%

Taxes and Minorities	(4.9)	(2.1)	-136.1%
Net Income	(64.6)	(79.1)	—

	Pro-forma (1)
Investment (€ m)	1H2003	1H2002	r%

Fixed line Portugal	7.1	17.9	-60.1%
Recurrent	0.4	2.9	-85.2%
Non-recurring	6.7	14.9	-55.2%
Fixed line Spain	11.2	11.1	0.9%
Recurring	4.7	1.1	—
Non-recurring	6.5	9.9	-34.6%

Total operating investment	18.3	29.0	-36.8%

The cost-cutting program implemented by ONI in late 2001 continues to bear fruit as total operating costs at ONI decreased by 14.6% during the period under analysis.

Supplies and services fell 17.1% to €46.6 million in the 1H2003. Most of the decrease was achieved at ONI Portugal. The major savings were in advertising costs and specialized works (namely IT services and O&M expenditures). Please note that Germinus’s Equity Consolidation translated into a €2.6 million decrease in ONI’s supplies and services. Nevertheless, this positive impact was offset by the inclusion of OLA Internet’s contribution (€2.6 million).

The 12.4% decrease in personnel costs reflects: (i) the reduction in the number of employees (see page 24); (ii) the equity consolidation of Germinus (-€3.2 million) and (iii) the consolidation of OLA Internet (+€3.8 million). During the 2Q2003, the company managed to reduce its workforce by 51 employees.

Operating investment totalled €18.3 million, down 36.8% excluding ONI Way’s contribution in 1H2002. Investment at ONI Portugal fell since the expansion of the network in the fixed line business and direct access infrastructure was done in 2002. Fixed-line recurring investment at ONI Spain includes €4.1 million related to the acquisition of access equipment.

During the 1H2003, the ONI Group acquired an additional 22.2% stake in ONI Way from Telenor (20%), Efacec (1.0%) and Media Capital (1.2%) for a total of €11.5 million.

(1) Excluding ONI Way contribution

Information Technology

Operating Income Statement (€ m)	1H2003	1H2002	r%

Sales	13.1	25.4	-48.6%
Services Provided	82.2	88.4	-7.0%
Operating Revenues	95.2	113.8	-16.3%

Sundry materials and goods for resale	10.9	15.3	-29.1%
Supplies and services - Group	5.5	12.6	-56.8%
Supplies and services - Non-group	29.2	35.7	-18.1%
Personnel Costs	33.4	39.2	-14.8%
Other operating costs (or revenues)	(1.3)	(0.5)	-188.1%
Own work capitalised	(3.6)	(10.1)	64.3%
Operating Costs	74.1	92.3	-19.7%

EBITDA	21.1	21.5	-1.7%
EBITDA/Operating Revenues	22.2%	18.9%	3.3	p.p.

Depreciation and amortisation	11.3	8.9	27.1%
Provisions	0.4	0.2	141.1%

EBIT	9.5	12.5	-23.8%
EBIT/Operating Revenues	10.0%	11.0%	-1.0	p.p.

Number of employees	1H2003	1H2002	r%

Number of Employees	1,757	1,815	-3.2%

Operating revenues at Edinfor totalled €95.2 million, down 16.3% year-on-year, mostly due to: (i) the economic slowdown of the Portuguese economy and (ii) the reallocation to EDP Distribuição of assets related to an IT system which implied a fall in services invoiced by Edinfor to EDP Distribuição.

During the 1H2003, 46.6% of total operating revenues came from sales and services provided to non-EDP Group companies.

The drop in supplies and services is a result of both the economic slowdown and the abovementioned transfer to EDPD.

Personnel costs decreased 14.8% because of: (i) a reduction of 58 employees; (ii) successful wage negotiations and (iii) the on-going restructuring process, which is estimated to provide additional cost-savings until the end of the year.

Despite a 16.3% decrease in Edinfor’s operating revenues, the company’s good operating performance enabled a 3.3 p.p. increase of EBITDA margin to 22.2% in the 1H2003.

The 27.1% increase in depreciation and amortization, which is mostly due to the amortization of assets related to an IT project ISU/Communications that had been accounted for as ‘works in progress’ and was now transferred to ‘fixed assets’, reflected into a 23.8% decrease of EBIT for the 1H2003.

The slow economic environment will continue to impact the company in the 2H2003.

Consolidated Financial Results

Financial Results (€ m)	1H2003	1H2002	r%

Income from group&assotiated companies	7.2	(16.4)	—
Investment income	31.5	25.7	22.5%
Goodwill amortization	(48.7)	(25.9)	-87.8%
Financial Investments Gains/(Losses)	(10.0)	(16.7)	39.9%
Net Interest paid	(155.9)	(118.5)	-31.6%
Unfavourable foreign exchange differences	(5.8)	(4.3)	-35.8%
Favourable foreign exchange difference	8.3	27.9	-70.4%
Other	(19.0)	(8.2)	-133.5%
Financing Gains/(Losses)	(172.5)	(103.0)	-67.5%

Financial results	(182.5)	(119.7)	-52.5%

Income from Equity Method (€ m)	1H2003	1H2002	r%

REN (30%)	10.9	9.8	10.8%
Escelsa (54.74%) (1)	—	(31.6)	—
HidroCantábrico (19% x 50%) (2)	—	5.4	—
CEM (22%)	2.5	—	—
Electra (30.6%)	(7.2)	—	—
Other	1.0	—	—

Total	7.2	(16.4)	—

Goodwill amortization (€ m)	1H2003	1H2002	r%

Hidrocantábrico	15.2	0.2	—
EBE	4.2	6.4	-34.3%
IVEN	18.8	9.2	103.8%
ACE Holding	1.9	1.5	26.9%
Comunitel	5.4	5.2	3.4%
Other	3.3	3.5	-5.9%

Total	48.7	25.9	87.8%

Dividends received (€ m)	1H2003	1H2002	r%

BCP	10.1	14.9	-31.8%
Iberdrola	18.6	6.7	179.6%
Tejo Energia	1.5	1.5	0.0%
Other	1.2	2.7	-54.1%

Total	31.5	25.7	22.5%

The Group’s financial loss was €62.9 million or 52.5% higher than in the first half of 2002, again mainly due to changes in the Group’s consolidation method and perimeter, namely: Escelsa and Enersul, previously consolidated by the equity method, are now fully consolidated; Hidrocantábrico, which was equity consolidated for the first 5 months of 2002 and 40% proportional consolidated for June 2002, is now 40% proportional consolidated.

(1)          Escelsa and Enersul were equity consolidated until September 2002. Since October 2002 these  companies are fully consolidated. EDP controls 54.74% of Escelsa and 35.69% of Enersul.

(2)          Hidrocantábrico was equity consolidated (19% x 50%) through May 30, 2002. Since June 2002 it was  proportionally consolidated in accordance with EDP’s stake in Hidrocantábrico (40%).

(1)          In 1H2002 EDP equity consolidated a €31.6 million loss from Escelsa and Enersul, mostly due to the impact of the Brazilian Real devaluation on these companies’ US$ denominated debt. This year EDP equity consolidated €7.2 million of accumulated losses (between 2000 and 2002) for Electra, Cabo Verde’s distribution company in which the Group owns 30.6%. Until 1H2003 the book value of Electra in EDP’s accounts only reflected acquisition cost;

(2)          Although EDP received €4.7 million less in dividends from BCP in 1H2003 than in 1H2002, EDP booked a further €12.0 million in dividends from Iberdrola;

(3)          In 1H2003 EDP started amortizing the goodwill resulting from the tender offer on IVEN (November 2001), which is an extra €9.6 million in goodwill amortization. The variation also reflects goodwill amortization from Hidrocantábrico in 1H2003 (€15.2 million);

(4)          Escelsa has a 431 million bond issue in US$, of which EDP S.A. owns approximately 83%. In 1H2003 EDP fully consolidated Escelsa’s €18.4 million net interest charges. In the consolidation of the Group accounts, 83% of the coupon on Escelsa’s issue, wich was received by EDP S.A., was netted off against the total coupon paid by Escelsa. Variation in net interest charges is also due to the full consolidation of Enersul (+€7.0 million), the proportional consolidation of 40% of Hidrocantábrico (+€16.2 million) and the increased debt at the Holding company level, offset by a decrease in the interest rates;

(5)          Systematic gains on derivatives result from EDP’s efficient derivative contracting policy, aimed at an active management of the hedging of the financial debt, in order to reduce the risk underlying interest rates;

(6)          Because of Escelsa’s US$ bond issue, the company’s P&L is influenced by forex differences arising from Real volatility. In 1H2002 EDP S.A. acquired a US$102.5 million asset with the sole purpose of covering its share of the Brazilian subsidiaries US$ debt and mitigate the effects this exposure, that was affecting EDP’s consolidated P&L [see (1)]. During the 2H2002 EDP acquired approximately 83% of Escelsa’s US$ bond issue, which remais domiciled at the holding level. In 1H2003 EDP fully consolidated Escelsa and the forex gains registered locally by the company, following the Real appreciation, were netted off, in Group consolidation, against the forex loss booked at EDP S.A..

Consolidated Extraordinary Results

Extraordinary Results (€ m)	1H2003	1H2002	r%

Fixed assets gains / (losses)	6.4	15.5	-58.5%
Decrease in deprec. and provisions	23.3	12.9	80.8%
Prior year adjustment (net)	(2.4)	(5.0)	52.3%
Hydrological correction	—	—	—
Depreciation of subsidies and concessions	39.1	37.4	4.6%
Bad debts	(0.3)	(0.7)	—
Inventory gains / (losses)	(0.6)	(1.0)	39.0%
Other gains / (losses)	(6.1)	(10.8)	43.5%

Extraordinary Results	59.4	48.2	23.2%

1H2002 Hydrological Fund (€ m)

Initial Balance (31 Dec 2001)	Changes to the Hydrological Fund		EDP Extraordinary Income	Final Balance (30 Jun 2002)
	1H2002	Financial Costs

387.5	-81.1	5.5	0.0	311.9

1H2003 Hydrological Fund (€ m)

Initial Balance (31 Dec 2002)	Changes to the Hydrological Fund		EDP Extraordinary Income	Final Balance (30 Jun 2003)
	1H2003	Financial Costs

324.1	53.0	5.9	0.0	383.1

The EDP Group’s net extraordinary gains amounted to €59.4 million. Most of this figure results from recurring depreciation of subsidised EDPD investments.

1H2003 fixed assets gains are the result of the sale of ONI Way’s assets following the company’s shutdown process.  The assets whose sale generated gains had not been accounted for in ONI Way’s shutdown provision. In 1H2002 gains on fixed asset came from the sale of office buildings to EDP’s pension fund.

The item “Decrease in depreciations and provisions” in 1H2003 is mainly due to the reduction of a provision that had been created to mitigate the eventual market loss on Escelsa’s dollar denominated assets (NBCE’s).

Tax rate analisys (€ m)	1H2003	1H2002	r%

Pre-tax profit	283.7	281.8	0.7%
Income Taxes	110.6	85.3	29.7%

Apparent Tax Rate	39.0%	30.3%	8.7%

Equity method adjustments	(7.2)	16.4	—
Goodwill amortization	48.7	25.9	87.8%
Dividends received	(31.5)	(25.7)	-22.5%
Other permanent differences	18.3	28.9	-36.6%
Permanent differences	28.3	45.6	-37.8%

Adjustment to tax estimate	+7.7	-22.7	—

Marginal tax rate reconciliation	33.0%	33.0%	0.0%

The apparent tax rate went up from 30% to 39% or €25.3 million in absolute terms compared to the same period last year. The taxable base is negatively influenced by the increase in goodwill (non tax-deductible cost), already explained in the Financial Results section, and the change in the consolidation method of Escelsa and Enersul, which now bring their tax charge into the consolidation. However, the biggest impact was from a €30.4 million swing in the previous years’ tax estimates. In the 1H2002 the tax bill was reduced by the amount over-estimated in 2001 (€22.7 million), while in 1H2003 the opposite is true. Tax due was under-estimated in 2H2002 and therefore a higher provisional charge was now booked (€7.7 million). This should be a one-off item.

Consolidated Income Statement

Consolidated Income Statement (€ m)	1H2003	1H2002	r%

Electricity Sales	3,115.6	2,818.6	10.5%
Other Sales	30.9	41.6	-25.7%
Services Provided	199.2	203.8	-2.3%
Operating Revenues	3,345.7	3,064.0	9.2%

Electricity	1,598.2	1,428.7	11.9%
Fuel	129.3	239.7	-46.0%
Sundry materials and goods for resale	115.7	70.1	65.1%
Supplies and services	310.2	296.7	4.5%
Personnel costs	345.3	316.8	9.0%
Concession fees	87.9	78.2	12.4%
Other operating costs (or revenues)	(2.1)	(6.3)	67.2%
Own work capitalised	(116.7)	(106.0)	-10.1%
Operating costs	2,468.0	2,318.0	6.5%

EBITDA	877.7	746.0	17.6%
EBITDA/Revenues	26.2%	24.3%	1.9	p.p.

Depreciations	408.3	343.9	18.7%
Provisions	62.5	48.9	27.8%

EBIT	406.8	353.3	15.2%
EBIT/Revenues	12.2%	11.5%	0.6	p.p.

Financial Results	(182.5)	(119.7)	-52.5%
Extraordinary Results	59.4	48.2	23.2%

Pre-tax profit	283.7	281.8	0.7%

Income Taxes
	110.6	85.3	29.7%
Minorities	(9.0)	(34.1)	73.6%

Net Profit	182.0	230.6	-21.1%

Minorities were €25.1 million lower due to lower net losses at ONI and the positive contribution of the Brazilian subsidiaries EDP now fully consolidates.

Adjusted Cash Flow and Consolidated Balance Sheet

Cash Flow (€ m)	1H2003	1H2002	r%

Net Income	182.0	230.6	-21.1%
Depreciation	408.3	343.9	18.7%
Provisions	62.5	48.9	27.8%

Cash-Flow	652.9	623.4	4.7%

Tariff Adjustment	(15.0)	13.0	—
Hydrological Correction	53.0	(81.1)	—
Hydrological Account Interest	5.9	5.5	7.3%

Adjusted Cash-Flow	696.9	560.8	24.3%

Assets (€ m)	1H2002	YE2002	1H2002

Currents assets
Cash and cash equivalents	142.8	214.0	40.4
Accounts receivable - trade, net	943.5	864.6	849.0
Shareholders	—	—	10.4
Accounts receivable - other, net	524.8	573.2	386.8
Inventories	134.7	150.3	139.6
	1,745.8	1,802.1	1,426.2

Long-term receivables	263.4	260.6	139.6
Investments, net	1,771.0	1,896.0	2,820.6
Fixed assets, net	11,209.7	11,204.2	10,427.2
Intangible assets, net	1,836.7	1,843.1	1,293.1

Accrued income	326.6	343.6	261.7
Prepaid expenses	250.4	775.6	587.3
Deferred Tax	667.7	—	—

Total assets	18,071.4	18,125.2	16,955.6

Liabilities (€ m)	1H2003	YE2002	1H2002

Current liabilities
Short-term debt and current portion of long-term debt	1,788.8	1,887.0	2,323.8
Accounts payable - trade, net	792.1	1,017.8	812.0
State and other public entities	87.0	49.8	242.9
Accounts payable - other, net	260.4	174.5	277.6
	2,928.4	3,129.0	3,656.3

Long-term debt	6,214.2	6,107.0	4,183.1
Provisions	762.6	806.3	826.4
Hydrologic correction account	383.1	324.1	311.9
Other liabilities	133.3	126.8	86.3

Accrued expenses	389.5	294.5	325.4
Deferred income	1,512.1	1,778.1	1,544.1
Deferred Tax	278.2	—	—

Total liabilities	12,601.3	12,565.8	10,933.6

Minority interest	57.0	65.2	207.0

Shareholders’ equity (€ m)	1H2003	YE2002	1H2002

Share capital	2,954.6	2,956.5	2,962.3
Revaluation reserves	1,172.7	1,172.7	2,020.9
Legal reserves	260.5	243.7	243.7
Other reserves	(323.2)	(429.6)	(186.4)
Equity Adjustments	(192.7)	(269.0)	—
Retained earnings	1,359.1	1,484.6	543.9
Net profit for the year	182.0	335.2	230.6
Sharehoders’ equity	5,413.1	5,494.2	5,815.0

Total liabilities and shareholders’ equity	18,071.4	18,125.2	16,955.6

EDPs shareholdings in BCP and Iberdrola were marked-to-market as of the 30th June 2003, resulting in an updated Equity Adjustment Reserve of €192.7 million.

The Escelsa bonds bought by EDP S.A. (accounted in EDP S.A.’s balance sheet), serve the sole purpose of covering Escelsa’s US Dollar liability, therefore on a consolidated basis this asset and the corresponding liability are netted off.

Income Statement by Business Areas

1H2003 (€ m)	EDP Produção	EDP Distribuição	HC (1)	Bandeirante	Escelsa	Enersul	ONI	Information Technology	Consolidated

Electricity Sales	626.5	1,778.8	280.1	226.6	124.7	72.2	—	—	3,115.6
Other Sales	9.6	8.6	—	—	—	—	1.3	13.1	30.9
Services Provided	7.5	0.8	—	—	—	—	160.4	82.2	199.2
Operating Revenues	643.6	1,788.3	280.1	226.6	124.7	72.2	161.7	95.2	3,345.7

Electricity	30.4	1,182.2	146.0	171.7	75.2	37.1	—	—	1,598.2
Fuel	131.0	—	—	—	—	—	—	—	129.3
Sundry materials and goods for resale	2.0	51.3	42.0	1.0	1.0	1.7	86.7	10.9	115.7
Supplies and services	29.0	95.5	14.5	11.1	7.8	5.5	46.6	34.7	310.2
Personnel costs	61.0	202.5	16.8	11.9	9.4	7.1	30.9	33.4	345.3
Concession fees	1.9	85.5	—	—	—	—	—	—	87.9
Other operating costs (or revenues)	(1.9)	(5.8)	1.1	(0.8)	0.8	0.3	0.1	(1.3)	(2.1)
Own work capitalised	(17.5)	(88.1)	(2.1)	(0.2)	—	—	—	(3.6)	(116.7)
Operating costs	235.9	1,523.2	218.2	194.7	94.2	51.7	164.2	74.1	2,468.0

EBITDA	407.6	265.1	61.9	31.9	30.6	20.5	(2.5)	21.1	877.7
EBITDA/Revenues	63.3%	14.8%	22.1%	14.1%	24.5%	28.4%	-1.5%	22.2%	26.2%

Depreciations	118.1	173.1	27.9	16.0	8.3	7.8	33.6	11.3	408.3
Provisions	4.9	42.0	0.6	2.1	6.6	2.0	2.2	0.4	62.5

EBIT	284.6	50.1	33.4	13.8	15.7	10.7	(38.4)	9.5	406.8
EBIT/Revenues	44.2%	2.8%	11.9%	6.1%	12.6%	14.8%	-23.7%	10.0%	12.2%

Financial Results	(33.9)	(17.3)	(29.0)	(14.9)	48.1	(3.1)	(26.2)	(5.3)	(182.5)
Extraordinary Results	6.9	44.9	2.3	(1.7)	21.1	(6.9)	(4.9)	(0.5)	59.4

Pre-tax profit	257.6	77.8	6.8	(2.7)	84.9	0.7	(69.5)	3.6	283.7

Income taxes	87.0	25.7	(6.2)	(1.4)	30.6	3.6	(5.0)	2.4	110.6
Minority interests	2.3	—	0.8	—	—	—	0.1	(0.2)	(9.0)

Net Profit	168.3	52.1	12.2	(1.4)	54.3	(2.9)	(64.6)	1.5	182.0

Note: Business segment accounts not audited

(1) 40% Consolidation

1H2002 (€ m)	EDP Produção	EDP Distribuição	HC (1)	Bandeirante (2)	Escelsa	Enersul	ONI (3)	Information Technology	Consolidated

Electricity Sales	711.2	1,714.5	51.4	345.4	—	—	—	—	2,818.6
Other Sales	6.5	12.5	—	—	—	—	7.6	25.4	41.6
Services Provided	8.5	0.7	—	—	—	—	141.6	88.4	203.8
Operating Revenues	726.2	1,727.7	51.4	345.4	—	—	149.2	113.8	3,064.0

Electricity	6.7	1,141.6	31.8	265.2	—	—	—	—	1,428.7
Fuel	239.7	—	—	—	—	—	—	—	239.7
Sundry materials and goods for resale	2.4	31.0	7.8	1.9	—	—	82.1	15.3	70.1
Supplies and services	33.7	89.1	4.6	14.6	—	—	64.6	48.3	296.7
Personnel costs	60.9	196.1	2.8	18.1	—	—	47.6	39.2	316.8
Concession fees	1.8	76.4	—	—	—	—	—	—	78.2
Other operating costs (or revenues)	(2.4)	(5.3)	(5.0)	2.8	—	—	(3.0)	(0.5)	(6.3)
Own work capitalised	(14.6)	(67.9)	(3.0)	(0.5)	—	—	(17.2)	(10.1)	(106.0)
Operating costs	328.2	1,460.9	39.1	302.0	—	—	174.1	92.3	2,318.0

EBITDA	398.0	266.8	12.3	43.4	—	—	(24.9)	21.5	746.0
EBITDA/Revenues	54.8%	15.4%	23.9%	12.6%	—	—	-16.7%	18.9%	24.3%

Depreciations	113.2	164.1	3.6	16.1	—	—	30.5	8.9	343.9
Provisions	8.6	27.9	2.1	—	—	—	2.7	0.2	48.9

EBIT	276.2	74.8	6.6	27.3	—	—	(58.1)	12.5	353.3
EBIT/Revenues	38.0%	4.3%	12.8%	7.9%	—	—	-39.0%	11.0%	11.5%

Financial Results	(42.5)	(14.6)	(1.0)	(11.0)	—	—	(23.1)	(6.0)	(119.7)
Extraordinary Results	5.5	54.8	(0.3)	(8.0)	—	—	22.5	(0.1)	48.2

Pre-tax profit	239.2	115.0	5.3	8.3	—	—	(58.8)	6.4	281.8

Income taxes	82.3	44.1	2.1	4.3	—	—	(8.4)	3.2	85.3
Minority interests	—	—	(0.1)	—	—	—	—	(0.2)	(34.1)

Net Profit	156.9	70.9	3.3	4.0	—	—	(50.4)	3.3	230.6

Note: Business segment accounts not audited

(1) 40% of June 2002

(2) accounts consolidated in the 1H2002

(3) Includes ONI Way

Balance Sheet by Business Areas

1H2003 (€ m)	EDP Produção	EDP Distribuição	HC (1)	Bandeirante	Escelsa	Enersul	ONI	Information Technology	Consolidated

Intangible assets	5.3	0.1	439.7	4.0	—	—	305.5	8.7	1,836.7
Fixed assets	4,293.6	4,326.0	980.2	348.0	226.6	187.8	239.3	92.6	11,209.7
Financial Investments	37.5	0.2	54.8	—	192.8	2.8	2.0	65.8	1,771.0
Current assets	1,084.8	631.0	197.1	156.7	154.0	73.6	253.5	123.8	1,745.8
Long-term receivables	27.5	—	28.6	86.1	154.8	41.0	8.9	—	263.4

Accruals and deferrals	50.4	103.8	0.4	123.3	92.8	60.8	113.4	30.9	1,244.8
Total assets	5,499.1	5,061.1	1,700.8	718.1	821.0	366.0	922.7	321.8	18,071.4

Provisions	117.2	320.0	35.1	49.8	38.9	13.6	33.5	3.0	762.6
Hydrologic correction account	—	—	—	—	—	—	—	—	383.1
Financial debt	2,510.0	844.0	805.8	245.7	500.3	178.9	631.3	95.6	8,003.1
Other medium and long term liabilities	15.0	—	36.7	32.2	58.7	9.3	172.9	1.3	133.3
Other short term liabilities	934.3	1,056.8	114.4	128.9	67.4	34.3	166.3	138.0	1,139.5

Accruals and deferrals	136.0	1,355.7	26.4	72.2	19.2	2.9	62.9	16.6	2,179.8
Total liabilities	3,712.6	3,576.4	1,018.3	528.7	684.5	239.0	1,067.0	254.5	12,601.3

Minority interests	35.3	—	5.1	—	—	—	0.2	6.4	57.0

Shareholders’ equity	1,751.3	1,484.7	677.3	189.5	136.5	127.0	(144.4)	60.9	5,413.1

Total liabilities + equity	5,499.1	5,061.1	1,700.8	718.1	821.0	366.0	922.7	321.8	18,071.4

Note: Business segment accounts not audited

(1) 40% consolidation

2002 (€ m)	EDP Produção	EDP Distribuição	HC (1)	Bandeirante	Escelsa	Enersul	ONI	Information Technology	Consolidated

Intangible assets	5.9	0.1	444.4	4.2	—	—	344.1	8.6	1,843.1
Fixed assets	4,324.1	4,329.8	983.6	307.6	203.5	171.1	242.9	86.1	11,204.2
Financial Investments	25.9	0.2	92.0	—	201.5	2.5	68.4	68.0	1,896.0
Current assets	820.5	558.2	167.3	158.1	209.8	48.0	150.7	141.5	1,802.1
Long-term receivables	1.9	93.0	21.3	76.5	51.8	39.1	—	—	260.6

Accruals and deferrals	21.6	160.0	1.5	104.3	74.2	56.1	105.4	21.9	1,119.1
Total assets	5,199.9	5,141.4	1,710.0	650.7	740.9	316.8	911.4	326.1	18,125.2

Provisions	116.8	312.4	38.5	41.8	44.8	10.4	22.1	2.8	806.3
Hydrologic correction account	—	—	—	—	—	—	—	—	324.1
Financial debt	2,458.8	945.7	816.6	233.1	542.0	155.5	628.2	90.2	7,994.1
Other medium and long term liabilities	15.0	54.5	34.4	37.0	15.7	8.9	123.5	1.2	126.8
Other short term liabilities	631.5	1,022.0	127.7	108.2	76.2	26.8	168.0	141.4	1,242.0

Accruals and deferrals	88.4	1,287.4	23.5	60.6	2.1	—	56.6	15.9	2,072.6
Total liabilities	3,310.4	3,622.2	1,040.8	480.6	680.8	201.6	998.5	251.5	12,565.8

Minority interests	34.9	—	4.9	—	—	—	(0.8)	6.8	65.2

Shareholders’ equity	1,854.6	1,519.2	664.4	170.1	60.1	115.2	(86.3)	67.8	5,494.2

Total liabilities + equity	5,199.9	5,141.4	1,710.0	650.7	740.9	316.8	911.4	326.1	18,125.2

Note: Business segment accounts not audited

(1) 40% consolidation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated September 9, 2003

EDP- Electricidadé de Portugal

By:	/s/ Francisco de la Fuente Sánchez
Name: Francisco de la Fuente Sánchez
Title: Director